Notice of 2019 Annual Meeting of Stockholders and **Proxy Statement**

Thursday, January 17, 2019



 turbotax  quickbooks  proconnect  mint

Our Mission is powering prosperity around the world

The benefits we deliver:

More Money, More Time, More Confidence

Our core company attributes:

Customer-Obsessed, Design-Inspired, Technology-Powered

The customers we serve:

Small Business, Self-Employed and Consumers

The partners who help us deliver those benefits:

Accountants, Developers, Financial Institutions, Mega Platforms, Educational Institutions, Governments

Our durable advantage:

Personalized Experiences, Trusted Open Platform, Indispensable Connections



Notice of 2019 Annual Meeting of Stockholders

Annual Meeting of Stockholders

Thursday, January 17, 2019

8:00 a.m. Pacific Standard Time

Intuit's offices at
2750 Coast Avenue, Building 6,
Mountain View, California 94043

Live Webcast:

If you are not able to attend the Meeting in person, you may view the proceedings online by joining a live webcast at http://investors.intuit.com on Thursday, January 17, 2019 at 8:00 a.m. Pacific Standard Time.

AGENDA ITEM	FOR MORE INFORMATION
1. Elect the eleven directors nominated by our Board and named in this Proxy Statement.	Page 19
2. Approve our executive compensation (on a non-binding basis).	Page 31
3. Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2019.	Page 72

Note: We also will consider any other matters that may properly be brought before the Meeting (and any postponements or adjournments of the Meeting). As of the date of this proxy statement, we have not received notice of any such matters.

HOW TO VOTE

In person:
Attend the Annual Meeting in Mountain View, California and vote by ballot

Telephone:
Call the telephone number on your proxy card

Mail:
Sign, date and return your proxy card in the enclosed envelope

Internet:
www.proxyvote.com

Note for Street-Name Holders:
If you hold your shares through a broker, bank or other nominee, you must instruct your nominee how to vote the shares held in your account. The nominee will give you a voting instruction form. If you do not provide voting instructions, your nominee may vote only on Proposal 3.

Your vote is important. Please vote as promptly as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on January 17, 2019 (the "Meeting"): Both the proxy statement and Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2018, are available electronically at http://investors.intuit.com/financial-information and www.proxyvote.com.

By order of the Board of Directors,

Kerry J McLean (signature)

Kerry J. McLean

Senior Vice President,
General Counsel and Corporate Secretary
Mountain View, California
November 21, 2018

A Letter to Our Stockholders

November 21, 2018

Dear Fellow Intuit Stockholders:

I am pleased to report that Intuit is stronger than ever and well positioned for an even better tomorrow.

We continue to be inspired by our mission to *Power Prosperity Around the World*. Every day each Intuit employee works to improve the financial lives of our customers by helping them make more money with no unnecessary work, while giving them complete confidence in their actions and decisions. In today's fast-changing world, we never stop looking for new and innovative ways to use technology to make a positive difference in the lives of the millions of people we serve across the globe.

With our mission as our guiding light, I am proud of what we have been able to accomplish this past year. By any measure, our performance in 2018 was very strong, with total company revenue growth of 15 percent. One year into our new One Intuit Ecosystem strategy, it is clear we are on the right track and poised for continued growth.

"At Intuit, we think of ourselves as a 35-year-old startup, and we never stop reimagining how we do things so we can better deliver on our core mission."

Strong Financial Results

This year's strong financial results were driven by a continued dedication to innovation to unlock game-changing opportunities, a renewed focus on customer obsession, and increased investment in our employees so they can do the best work of their lives. At Intuit, we think of ourselves as a 35-year-old startup, and we never stop reimagining how we do things so we can better deliver on our core mission.

Delivering on our Mission

We also deliver on our mission by embracing our role as a good corporate citizen to have a positive impact on the world. As a values-driven company, we are committed to supporting our global community, protecting our environment and operating with integrity. This year we released our new Corporate Social Responsibility report, which highlights our work drawing on the collective strengths of our people and our products to power prosperity around the world, especially for those who need it most.

A New Generation of Leaders

As proud as we are of all that we have been able to accomplish, Intuit's culture is one of change and re-invention, and that is true for our leadership structure as well. Serving as CEO of Intuit has been the job of a lifetime for me, but after 11 years as CEO, it is time for me to pass the torch to the next generation of leadership.

This past August, we shared that Sasan Goodarzi will assume the role as Intuit's sixth CEO at the start of the calendar year. Sasan is an amazing leader and the right person to steer this exceptional company into the future. In his 13 years at Intuit, he's led every major Intuit business and also served as our CIO. At every stop, Sasan has built high-performing and highly engaged teams that delivered impressive results.

One of Intuit's enduring strengths is a long history of successful leadership development and succession planning. Beyond a new CEO, we are also excited about other changes in the senior leadership team at Intuit, and I am thrilled that we have been able to promote from within for these positions. Our leadership team is truly global and diverse in its makeup and understands the importance of embracing diversity and inclusion for the future of Intuit.

I am privileged to have served this company for the past 16 years, and am honored to have the opportunity to continue to serve the company as the Executive Chairman of the Board when I step down as CEO. I'm proud of the culture we've built and of the transformation we've executed during a time of unprecedented change in the technology world and our society at large, and I look forward to continuing to be a part of Intuit's next chapter. Most importantly, I'm proud of the prosperity we're enabling for the tens of millions of customers we serve around the world every day.

A New Era

The changes in our leadership team mark an exciting new era for Intuit, yet our mission to Power Prosperity Around the World remains our North Star. Our One Intuit Ecosystem strategy remains our compass, and our operating values remain the pillars of our culture.

On behalf of the Board of Directors, the executive team and the entire Intuit organization, thank you for being an Intuit shareholder and for your support of Intuit. I hope to see you at our Annual Meeting on January 17, and I encourage you to vote your proxy as soon as possible.

Brad Smith
Chairman, President and Chief Executive Officer
Intuit Inc.



> "Our leadership team is truly global and diverse in its makeup and understands the importance of embracing diversity and inclusion for the future of Intuit."

Table of Contents

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

We have first released this proxy statement to Intuit stockholders beginning on November 21, 2018.

ANNUAL MEETING OF STOCKHOLDERS	DATE AND TIME	PLACE	RECORD DATE	WEBCAST
	Thursday, January 17, 2019, at 8:00 a.m. Pacific Standard Time	Intuit's offices at **2750 Coast Avenue, Building 6, Mountain View, California 94043**	**November 19, 2018**	If you are not able to attend the meeting in person, join our live webcast at **http://investors.intuit.com**

Stockholders of Intuit as of the record date are entitled to vote. Each share of Intuit common stock is entitled to one vote for each director nominee and one vote for each of the other proposals.

AGENDA

Proposal	Board Recommendation	For more information
1. Election of directors	**FOR** (all nominees)	Page 19
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	**FOR**	Page 31
3. Ratification of selection of Ernst & Young LLP as independent registered public accounting firm	**FOR**	Page 72

2018 Performance Highlights

We delivered a very strong year in fiscal 2018. Overall revenue grew by 15%, highlighted by growth of 18% in the Small Business & Self-Employed Group and 14% in the Consumer Group. We added over one million QuickBooks Online subscribers in fiscal year 2018 to end the year with 3.4 million subscribers, with growth remaining strong across multiple geographies. In our Small Business & Self-Employed Group, Online Ecosystem revenue grew 40% to $1.2 billion.

We are excited by the progress we've made in this first year of our refreshed One Intuit Ecosystem strategy. The One Intuit Ecosystem strategy connects our customers, our partners, and our products across business lines through value-creating solutions. These solutions include offerings such as our ProAdvisor matchmaking platform, TurboTax Live, and our TurboTax Self-Employed bundle. We see many more opportunities to connect our ecosystem on the horizon.

Key highlights from fiscal 2018 include the following:

Revenue of	GAAP operating income of	Non-GAAP operating income of
$6B	**$1.5B**	**$2B**
↑ **15%** from FY17	↑ **7%** from FY17	↑ **14%** from FY17

GAAP diluted EPS of	Non-GAAP diluted EPS of	Repurchased over
$4.64	**$5.61**	**$270M**
↑ **24.7%** from $3.72 in FY17	↑ **27.2%** from $4.41 in FY17	of shares and increased dividend **15%** to $1.56

All fiscal 2017 and fiscal 2018 figures that appear in this section and throughout this proxy statement are as reported under ASC 605.

See Appendix A included in this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to GAAP financial measures.

Leadership Succession

In August 2018, we announced that Brad Smith will be stepping down as the President and CEO of Intuit effective January 1, 2019 and will assume the role of Executive Chairman of the Board. Consistent with the long-term leadership succession planning conducted by our Board of Directors, the Board appointed Sasan Goodarzi to assume the role of President and CEO effective January 1, 2019. Mr. Goodarzi also will join the Board at the start of the year. As part of our ongoing leadership succession planning, we also announced other leadership role changes that affect the named executive officers in this proxy statement. Laura Fennell, who served as Executive Vice President, General Counsel and Corporate Secretary during fiscal 2018, assumed the role of Executive Vice President, Chief People and Places Officer effective August 1, 2018. Tayloe Stansbury will be stepping down from his role as Executive Vice President and Chief Technology Officer, effective January 1, 2019, to be succeeded by Marianna Tessel, who currently serves as Senior Vice President, Chief Product Development Officer, for the Small Business & Self-Employed Group. Neil Williams, our former Chief Financial Officer, stepped down from that role, and was succeeded by Michelle Clatterbuck on February 1, 2018.

Board Highlights

Our Board of Directors is committed to excellence in its governance practices, including Board composition. The Board and its Nominating and Governance Committee believe that a diverse and experienced board is of the utmost importance for reaching sound decisions that drive stockholder value. As evidence of this commitment to a diversity of perspectives, Intuit has undergone significant Board refreshment in recent years, and our eleven Board nominees have varying tenures, ages, genders, ethnic backgrounds and professional experiences.

BOARD OVERVIEW

The following charts reflect the tenure, age and gender of the nominees for our Board of Directors:



Tenure

3 — 10+ Yrs
6 — 0–5 Yrs
2 — 6–10 Yrs

Median: 3
Average: 8

Age

4 — 50 and under
4 — 61–70
3 — 51–60

Median: 57
Average: 56

Gender

8 — Men
3 — Women

EXPERIENCE AND EXPERTISE

The following chart reflects the experience and expertise of our 11 nominees for our Board of Directors. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure.



Intuit customer domain (small business and consumer) expertise
6 director nominees

Current/former CEO
5 director nominees

Multi-national/global experience
10 director nominees

Platform and Digital Marketing expertise
6 director nominees

SaaS, Mobile, Data domain expertise
7 director nominees

Current/former CFO
2 director nominees

Public policy/government relations
5 director nominees

Information security matters
4 director nominees

Financial matters
6 director nominees

BOARD NOMINEES AND COMMITTEE MEMBERSHIP

The following table provides summary information about each director nominee, including their current committee memberships.

DIRECTOR NOMINEE	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION	OTHER PUBLIC COMPANY BOARDS	INDEPENDENT	Committee Memberships[1] ACQUISITION	AUDIT AND RISK	COMPENSATION AND ORGANIZATIONAL DEVELOPMENT	NOMINATING AND GOVERNANCE
Eve Burton	60	2016	Senior Vice President and Chief Legal Officer, The Hearst Corporation	0	●	✓			C
Scott D. Cook	66	1984	Founder and Chairman of the Executive Committee, Intuit Inc.	1					
Richard L. Dalzell	61	2015	Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.	1	●	C	✓		
Sasan Goodarzi[2]	50	N/A	Executive Vice President and General Manager, Small Business & Self-Employed, Intuit Inc.	1					
Deborah Liu	42	2017	Vice President, Marketplace, Facebook, Inc.	0	●	✓		✓	
Suzanne Nora Johnson	61	2007	Former Vice-Chairman, The Goldman Sachs Group	3	●			C	✓
Dennis D. Powell	70	2004	Former Chief Financial Officer, Cisco Systems, Inc.	1	●	✓	C		
Brad D. Smith[3]	54	2008	Chairman, President and Chief Executive Officer, Intuit Inc.	2					
Thomas Szkutak	57	2018	Former Chief Financial Officer, Amazon.com, Inc.	1	●		✓		✓
Raul Vazquez	47	2016	Chief Executive Officer and Director, Oportun, Inc.	0	●	✓	✓		
Jeff Weiner	48	2012	Chief Executive Officer, LinkedIn Corporation	0	●			✓	✓
Number of meetings in fiscal 2018						5	9	6	4

(1) Blue "C" indicates a committee chair

(2) Mr. Goodarzi will become President and Chief Executive Officer and a member of the Board effective January 1, 2019

(3) Mr. Smith will become Executive Chairman of the Board effective January 1, 2019

Executive Compensation Highlights

COMPENSATION PRACTICES

We employ a number of practices that reflect our pay-for-performance compensation philosophy and related approach to executive compensation.

What we do	What we don't do
✓ A significant portion of our fiscal 2018 senior executive officer compensation is in the form of incentives tied to achievement of particular performance measures.	✗ We do not allow directors or executive officers to pledge Intuit stock or engage in hedging transactions involving Intuit stock.
✓ We have "clawback" provisions for equity awards that can be earned based on performance, and for cash bonus payments under our Senior Executive Incentive Plan.	✗ We do not provide supplemental company-paid retirement benefits designed for executive officers.
✓ We have robust stock ownership guidelines for senior executive officers and outside directors: 10x salary for our CEO; 5x salary for our CFO and the general managers of our two biggest business units; 3x salary for other executive vice presidents; 1.5x salary for senior vice presidents; 10x annual cash retainer for non-employee directors; and 10x salary for the Executive Chairman.	✗ We do not provide any excise tax "gross-up" payments.
✓ Mr. Smith's service-based RSUs and Relative TSR RSUs include a holding period, in the form of an automatic deferral of the release of the underlying shares for one year after the awards vest.	
✓ Half of equity grant value is in relative TSR RSUs that require above-median TSR (60th percentile) to earn a target award.	

PERFORMANCE-BASED PAYOUTS

Our executive compensation programs are designed to reward both short- and long-term growth in the revenues and profitability of our business, as well as total stockholder return ("TSR") that compares favorably to the TSR of certain peer companies. As shown below, the vast majority of fiscal 2018 compensation for our named executive officers was performance-based.

CEO Total Direct Compensation[1]



- 5% Base Salary
- 10% Incentive Cash
- 41% Relative TSR RSUs
- 22% RSUs
- 22% Options

95% Performance-Based

Other NEOs Total Direct Compensation[1]



- 6-9% Base Salary
- 6-10% Incentive Cash
- 33-44% Relative TSR RSUs
- 20-38% RSUs
- 16-22% Options

91%–94% Performance-Based

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2018. Consistent with disclosure in the Fiscal Year 2018 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the Relative TSR RSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2018.

Consistent with our compensation objectives, our Named Executive Officers received the following base salaries, cash incentives and equity incentives in fiscal year 2018:

| | | | Long-Term Equity Incentives | | | |
Name and Position	Salary ($)	Annual Cash Incentive ($)	Option Awards ($)	RSUs ($)	Relative TSR RSUs ($)	Total ($)
Brad D. Smith Chairman, President and Chief Executive Officer	1,000,000	2,065,000	4,493,437	4,441,120	8,141,370	20,140,927
Michelle M. Clatterbuck Executive Vice President and Chief Financial Officer	570,385	560,500	1,499,996	3,499,732[1]	2,999,870	9,130,483
Laura A. Fennell Executive Vice President and Chief People and Places Officer	675,000	716,850	1,499,996	1,499,799	2,999,870	7,391,515
Sasan K. Goodarzi Executive Vice President and General Manager, Small Business & Self-Employed Group	750,000	885,000	2,749,983	2,749,812	5,500,015	12,634,810
H. Tayloe Stansbury Executive Vice President, Chief Technology Officer	675,000	716,850	1,499,996	1,499,799	2,999,870	7,391,515
R. Neil Williams Former Executive Vice President and Chief Financial Officer	455,769	–	–	–	–	455,769

(1) This amount includes $1,999,933 attributable to Ms. Clatterbuck's March 15, 2018 promotion grant, and $1,499,799 attributable to her year-end focal equity grant in July 2018.

The table above excludes the fair value of RSUs granted to executive officers under the Management Stock Purchase Program. It also excludes certain items that are reflected as "All Other Compensation" in the Fiscal 2018 Summary Compensation Table. These items are not typically considered in the Compensation Committee's deliberations regarding annual compensation for our senior executives because the amounts are non-recurring, not material, or both, or the benefits relate to relocation assistance, one-time reimbursements of certain tax penalties that fell outside the executive's control due to Intuit's administrative error, or are available to a large group of employees. For a complete discussion of our executive compensation program, please see the "Compensation Discussion and Analysis" and the "Executive Compensation Tables" sections of this proxy statement.

STOCKHOLDER VALUE DELIVERED

Over the last five years, Intuit's cumulative total return exceeded both the broad market (based on a comparison against the S&P 500 Index) and the overall technology sector (based on a comparison against the Morgan Stanley Technology Index).

The graph below compares the cumulative total return on Intuit common stock for the last five full fiscal years with the cumulative total returns on the S&P 500 Index and the Morgan Stanley Technology Index for the same period. The graph assumes that $100 was invested in Intuit common stock and in each of the indices on July 31, 2013 and that all dividends were reinvested. The comparisons in the graph are based on historical data – with Intuit common stock prices based on the closing price on the dates indicated – and are not intended to forecast the possible future performance of Intuit's common stock.

Comparison of Five Year Cumulative Total Return*



* $100 invested on 7/31/13 in stock or index, including reinvestment of dividends. Fiscal year ending July 31.
  Copyright © 2018 Standard & Poor's, a division of S&P Global. All rights reserved.

Stockholder Engagement

We understand the importance of assessing our corporate governance and compensation practices regularly. Since our 2018 Annual Meeting of Stockholders, we have sought meetings with the governance teams of stockholders who collectively hold approximately 44% of our outstanding shares. Investors holding approximately 22% of our outstanding shares accepted the invitation to meet with our management team (and, at times, our Lead Independent Director) to discuss our corporate governance and compensation practices.

During the fall fiscal 2019 outreach, we discussed the following topics with these stockholders:

- Succession planning and the changes in Intuit's leadership team
- Strategic initiatives, including progress with respect to our One Intuit Ecosystem strategy
- Updates on key drivers of financial performance
- Alignment between our strategy and our executive compensation practices, and stock-based compensation practices, generally
- Capital allocation, including dividends, use of stock repurchases, and strategy with respect to mergers and acquisitions

- Board structure, diversity and refreshment
- Our board evaluation process
- Our approach to corporate citizenship and social responsibility, including sustainability, diversity and pay equity
- Enterprise risk management
- Cybersecurity risk management

See the Stockholder Engagement Process discussion in the Corporate Governance section below for more detail about our stockholder engagement programs, including a summary of the feedback we received during those meetings.

Corporate Governance

Intuit is committed to excellence in corporate governance. We maintain numerous policies and practices that demonstrate this commitment, including those summarized below.

Corporate Governance Practices

⚑ Independence

- All non-employee directors are independent
- Independent directors meet regularly in executive session
- All members of the Board's Acquisition Committee, Audit and Risk Committee, Compensation and Organizational Development Committee and Nominating and Governance Committee are independent

◉ Stockholder Engagement

- Intuit's investor relations team, management team, and on occasion, Lead Independent Director, engage with our larger stockholders and report to the Board on the stockholders' perspectives
- Our bylaws provide our stockholders with a proxy access right
- Stockholders may act by written consent

☑ Accountability

- Annual election of all directors and majority voting in uncontested elections
- Annual stockholder advisory vote to approve named executive officer compensation
- Annual Board evaluation of CEO performance
- Clawback policy

▮▮ Alignment with Stockholder Interests

- Pay-for-performance executive compensation program
- Robust stock ownership guidelines for officers and directors
- Prohibition against director and officer hedging and pledging of Intuit stock

⚙ Board Practices

- Lead Independent Director and, beginning in calendar 2019, separate Chairman of the Board and CEO
- Corporate Governance Principles that are publicly available and reviewed annually
- Balanced and diverse Board composition
- Rigorous annual Board and committee self-evaluation process
- Annual review of management succession planning
- Regular review of cybersecurity and other significant risks to Intuit

⚖ Ethics Practices

- Code of Conduct & Ethics for employees that is monitored by Intuit's ethics office and overseen by the General Counsel
- Code of Ethics that applies to all Board members
- Ethics hotline available to all employees as well as third parties
- Audit and Risk Committee responsibility to review complaints regarding accounting, internal accounting controls, auditing and federal securities law matters

🔍 Transparency

- Issuance of a new CSR Report and launch of a new corporate social responsibility website to disclose corporate responsibility practices, including with respect to diversity and inclusion and sustainability (https://www.intuit.com/company/social-responsibility/)
- Clear, understandable and detailed financial reporting and proxy statement disclosure
- Public disclosure on Corporate Governance website of Corporate Governance Principles, Board Code of Ethics, Bylaws, and Committee Charters (http://investors.intuit.com/corporate-governance/conduct-guidelines/default.aspx)
- Voluntary website disclosure regarding Intuit's political expenditures and political accountability policy (http://investors.intuit.com/Corporate-Governance/Conduct-Guidelines/Political-Accountability-Policy/default.aspx)

Board Responsibilities and Structure

THE BOARD'S ROLE

The Board oversees management's performance on behalf of Intuit's stockholders. The Board's primary responsibilities are:

To monitor management's performance to assess whether Intuit is operating in an effective, efficient and ethical manner in order to create value for Intuit's stockholders	To periodically review Intuit's long-range strategic plan, business initiatives, enterprise risk management, capital projects and budget matters	To oversee long-term succession planning, and to select, oversee and determine compensation for the Chief Executive Officer who, with senior management, runs Intuit on a day-to-day basis.

The Board's Role in Strategy

Our Board recognizes the importance of ensuring that our overall business strategy is designed to create long-term, sustainable value for Intuit stockholders. As a result, the Board maintains an active oversight role in helping management formulate, plan and implement Intuit's strategy. The Board has a robust annual strategic planning process during which elements of our business and financial plans, strategies, and near- and long-term initiatives are developed and reviewed. This annual process culminates with a full-day Board session to review Intuit's overall strategy with our senior leadership team. In addition to our business strategy, the Board reviews Intuit's three-year financial plan, which serves as the basis for the Annual Operating Plan for the upcoming year.

The Board considers the progress of and challenges to Intuit's strategy, as well as related risks, throughout the year. At each regularly scheduled Board meeting, the CEO has an executive session with the Board to discuss strategic and other significant business developments since the last meeting.

Board Oversight of Risk

The Board oversees Intuit's risk management program and delegates certain risk oversight responsibilities to its committees. Management is responsible for balancing risk and opportunity in support of Intuit's objectives, and carries out the daily processes, controls and practices of our risk management program, many of which are embedded in our operations.

Our Enterprise Risk Management ("ERM") program covers the full range of material risks to Intuit, including strategic, operational, financial, compliance and reputational risks. Intuit's Chief Risk Officer, who reports up to our General Counsel, facilitates the ERM program as part of our strategic planning process. As part of our ERM process, management identifies, assesses, prioritizes and develops mitigation plans for Intuit's top risks. These plans are reviewed annually with the full Board.

Board Oversight

- Regularly review and discuss significant risks with management, including through annual strategic discussions and reviews of annual operating plans, financial performance, merger and acquisition opportunities, market environment updates, international business activities, and presentations on specific risks.
- Consider regular reports from each committee regarding risk matters under its purview.

Audit and Risk Committee	Compensation and Organizational Development Committee	Nominating and Governance Committee	Acquisition Committee
• Has primary responsibility for overseeing our ERM program. • The Chief Risk Officer reports on a quarterly basis to the Audit and Risk Committee on Intuit's top risk areas and the progress of the ERM program. • Has oversight responsibilities with respect to particular risks such as financial management, fraud and cybersecurity. • Annually reviews our ERM policies and processes, and from time to time separately reviews the Board's approach to risk oversight.	Considers the risks associated with our compensation policies and practices, both for executives in particular and for employees generally.	Considers risks associated with corporate governance and overall board effectiveness, including recruiting appropriate Board members.	Considers risks associated with Intuit's merger and acquisition activities and the strategy and business models of acquisition candidates.

BOARD LEADERSHIP STRUCTURE

The Board appoints a Chairman, who may be an officer of Intuit if the Board determines that is in the best interests of Intuit and its stockholders. The roles of Chairman of the Board and CEO may be held by the same person or by different people. When the same person holds both roles, the independent directors of the Board appoint a Lead Independent Director. The Board annually reviews its leadership structure to assess what best serves the interests of Intuit and its stockholders at a given time.

Currently, Mr. Smith holds the roles of both Chairman of the Board and CEO. The Board has determined that combining these roles was appropriate under Mr. Smith's leadership given his deep understanding of Intuit's business and culture, as well as his leadership in shaping and driving the company's strategic priorities. Mr. Smith's leadership as Chairman and CEO has helped to effectively execute the company's strategy and to facilitate the critical flow of information between the Board and management.

Effective January 1, 2019, Mr. Smith will step down as President and CEO and will become the Executive Chairman of the Board.

The company and the Board recognize the importance of the additional, effective oversight that is provided by its independent Board members, led by a Lead Independent Director. Accordingly, even though the Chairman and CEO roles will be separate, the Board believes it is important to continue having a Lead Independent Director. The Board annually reviews and appoints the Lead Independent Director.

Role of Executive Chairman of the Board

 In addition to his role leading the Board of Directors, Mr. Smith will have certain operational responsibilities as Executive Chairman, including:

- **Advising** and supporting the CEO on Intuit's long-term strategy planning and capability building
- **Setting the agenda** for Board meetings in consultation with the Lead Independent Director and the CEO
- **Providing feedback** to the CEO regarding his performance
- **Serving as liaison** between the Board and senior management
- **Conducting the annual board evaluation** in consultation with the Lead Independent Director, at the direction of the Nominating and Governance Committee
- **Being available to the CEO** and the Board to assume additional responsibilities, as may be requested from time to time
- **Calling special meetings** of the Board and stockholders

Role of Lead Independent Director

 In October 2018, the independent directors of the Board reappointed Ms. Nora Johnson to serve as Lead Independent Director for a period of at least one year. Her responsibilities and authority include:

- **Presiding at meetings** of the Board at which the Chairman is not present, including executive sessions of the independent directors, which occur at least quarterly
- **Approving the agenda** for Board meetings in consultation with the Chairman and CEO and the schedule for Board meetings to provide that there is sufficient time for discussion of all agenda items
- **Ensuring the Board** receives adequate and timely information
- **Serving as liaison** between the Chairman and the independent directors
- **Conducting the annual board evaluation** in consultation with the Executive Chairman, at the direction of the Nominating and Governance Committee
- **Being available** for consultations and communications with major stockholders upon request
- **Calling executive sessions** of the independent directors

BOARD MEETINGS

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. The Board held four meetings during fiscal 2018.

ATTENDANCE AT BOARD, COMMITTEE AND ANNUAL STOCKHOLDER MEETINGS

The Board expects that all directors will prepare for, attend and participate in all Board and applicable committee meetings, and will see that other commitments do not materially interfere with their service on the Board. Directors generally may not serve on the boards of more than six public companies, including Intuit's Board. Any director who has a principal job change, including retirement, must offer to submit a letter of resignation to the Chairman of the Board. The Board, in consultation with the Nominating and Governance Committee, will review each offered resignation and determine whether to accept or reject such resignation after considering whether the composition of the Board remains appropriate under the new circumstances.

During fiscal 2018, all current directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which they served. Nine of the ten directors nominated and elected at the 2018 Annual Meeting of Stockholders attended that meeting. Our Corporate Governance Principles encourage all directors to attend our Annual Meeting of Stockholders.

Director Independence

To be considered independent under Nasdaq rules, a director may not be employed by Intuit or engage in certain types of business dealings with Intuit. The Nominating and Governance Committee and the full Board annually review relevant transactions, relationships, and arrangements that may affect the independence of our Board members. As required by Nasdaq rules, the Board also makes a determination that, in its opinion, no relationship exists that would interfere with any independent director's exercise of independent judgment. In making these determinations, the Board reviews and discusses information provided by the directors and by Intuit with regard to each director's business and personal activities as they relate to Intuit and Intuit's management.

Upon review of these relationships and the other information provided by our directors and director nominees, the Board determined that there are no relationships that would interfere with the exercise of independent judgment by Intuit's independent directors in carrying out their responsibilities as directors and that the following current directors and director nominees are independent: Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Nora Johnson, Mr. Powell, Mr. Szkutak, Mr. Vazquez and Mr. Weiner. In addition, Diane Greene, who did not stand for reelection at the 2018 Annual Meeting of Stockholders, was independent during the period that she served on the Board.

Qualifications of Directors

The Nominating and Governance Committee believes that all nominees for Board membership should possess:

- the highest ethics, integrity and values
- an inquisitive and objective perspective, practical wisdom and mature judgment
- broad, high-level experience in business, technology, government, education or public policy
- a commitment to representing the long-term interests of Intuit's stockholders
- sufficient time to carry out the duties of an Intuit director

When evaluating candidates for director, the Nominating and Governance Committee considers the full range of skills it has determined should be represented on the Board, as reflected in the Experience and Expertise chart included in the Proxy Summary. The committee also considers other factors such as independence, diversity, and other qualities that may contribute to the Board's overall effectiveness. The committee may engage third-party search firms to assist in identifying and evaluating Board candidates.

Although our nomination policy does not prescribe specific standards for diversity, the Board and the Nominating and Governance Committee do seek nominees with a diverse set of skills that will complement the skills and experience of our existing directors and provide an overall balance of perspectives and backgrounds. In selecting nominees, the committee therefore looks for individuals with varied professional experience, background, knowledge, skills and viewpoints in order to build and maintain a group of directors that, as a whole, provides effective oversight of the management of the company. As part of its annual evaluation process, the committee assesses its ability to build an effective and representative board.

Stockholder Recommendations of Director Candidates

Our Nominating and Governance Committee will consider director candidates recommended by stockholders. Any stockholder who wishes to recommend a candidate for the committee's consideration should submit the candidate's name and qualifications to: Nominating and Governance Committee, c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850 or via our website at http://investors.intuit.com/corporate-governance/conduct-guidelines/contact-the-board/default.aspx. You may find our Corporate Governance Principles, which outline our Board membership criteria, at http://investors.intuit.com/corporate-governance/conduct-guidelines/default.aspx.

In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) who have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials. For additional information, please see "Stockholder Proposals and Nominations for the 2020 Annual Meeting of Stockholders" in this proxy statement.

Board Evaluation Process

Each year, our Board members complete an assessment of Board performance. This assessment includes an evaluation of:

| the topics covered by the Board during the year | Board culture and structure | Board processes | information received by the Board |

The Nominating and Governance Committee oversees this process, which is led by the Lead Independent Director (together with the Executive Chairman, beginning in 2019) and our outside counsel.

THE EVALUATION PROCESS CONSISTS OF THE FOLLOWING STEPS:

1 Each Board member assesses the performance of the committees, including how well each committee keeps the full Board informed.

2 Each Board member assesses his or her own performance and the performance of all fellow Board members.

3 Board members meet individually with the Lead Independent Director and outside counsel to discuss their assessments and to provide further feedback.

4 The Lead Independent Director (together with the Executive Chairman, beginning in 2019) shares feedback received with the Nominating and Governance Committee and the full Board.

5 The Board reviews and discusses the feedback.

THE RESULTS OF THIS PROCESS ARE USED IN SEVERAL WAYS

by the Board, to identify skills or expertise that may be used as criteria when the Board considers new Board candidates

by the Board, to identify the strengths and areas of opportunity of each Board member and to provide insight into how each Board member can be most valuable to Intuit

by all Board committees, to improve their agenda topics so that the information they receive allows them to effectively address the issues they consider most critical

by the Nominating and Governance Committee, as part of its annual review of each director's performance when considering whether to nominate the director for re-election to the Board

Board Committees and Charters

The Board has delegated certain responsibilities and authority to its four standing committees, as described below. Committees report regularly to the full Board on their activities and actions.

The Board currently has a standing Acquisition Committee, Audit and Risk Committee, Compensation and Organizational Development Committee, and Nominating and Governance Committee. Each committee has a charter that it reviews annually, making recommendations to our Board for any charter revisions that might be needed to reflect evolving best practices. Copies of each committee charter can be found on our website at http://investors.intuit.com/corporate-governance/conduct-guidelines/default.aspx. The members of each committee are independent and appointed by the Board based on recommendations of the Nominating and Governance Committee. Committees have the opportunity to meet in closed session, without management present, during each committee meeting.

CURRENT MEMBERS

Richard L. Dalzell (Chair)
Eve Burton
Deborah Liu
Dennis D. Powell
Raul Vazquez

NUMBER OF MEETINGS HELD IN FISCAL 2018

5

Acquisition Committee

The Acquisition Committee reviews and approves acquisition, divestiture and investment transactions proposed by Intuit's management in which the total amount to be paid or received by Intuit exceeds certain thresholds that are established by the Board from time to time.

CURRENT MEMBERS

Dennis D. Powell (Chair)
Richard L. Dalzell
Thomas Szkutak
Raul Vazquez

NUMBER OF MEETINGS HELD IN FISCAL 2018

9

Audit and Risk Committee

The Audit and Risk Committee represents and assists the Board in its oversight of Intuit's financial reporting, internal controls and audit functions, and is directly responsible for the selection, retention, compensation and oversight of Intuit's independent registered public accounting firm. The Audit and Risk Committee also oversees cybersecurity and other risks relevant to our information technology environment, receiving regular cybersecurity updates from Intuit's management team. This committee also receives periodic reports from management regarding Intuit's ethics and compliance program.

Our Board has determined that each member of the Audit and Risk Committee is both independent (as defined under applicable Nasdaq listing standards and SEC rules related to audit committee members) and financially literate (as required by Nasdaq listing standards). The Board also has determined that each of Mr. Powell and Mr. Szkutak qualifies as an "audit committee financial expert" as defined by SEC rules, and has "financial sophistication" in accordance with Nasdaq listing standards.

The Audit and Risk Committee held closed sessions with our independent registered public accounting firm, Ernst & Young LLP, in all of its regularly scheduled meetings during 2018.

CURRENT MEMBERS

Eve Burton (Chair)
Suzanne Nora Johnson
Thomas Szkutak
Jeff Weiner

NUMBER OF MEETINGS HELD IN FISCAL 2018

4

Nominating and Governance Committee

The Nominating and Governance Committee reviews and makes recommendations to the Board regarding Board composition as well as governance standards for our company. The committee also oversees our Political Accountability Policy, Corporate Governance Principles and Board Code of Ethics, reviewing each of these policies on an annual basis.

The Nominating and Governance Committee has adopted a process to identify and evaluate candidates for director. The committee's policy is to evaluate candidates properly recommended by stockholders (that is, in accordance with the procedures set forth above under "Stockholder Recommendations of Director Candidates") in the same manner it evaluates candidates recommended by management or current Board members. From time to time, the committee retains a third-party search firm to help identify potential director candidates.

Our Board has determined that each member of the Nominating and Governance Committee is independent, as defined under applicable Nasdaq listing standards.

CURRENT MEMBERS

Suzanne Nora Johnson (Chair)
Deborah Liu
Jeff Weiner

NUMBER OF MEETINGS HELD IN FISCAL 2018

6

Compensation and Organizational Development Committee

The Compensation and Organizational Development Committee ("Compensation Committee") assists the Board in reviewing and approving executive compensation and in overseeing organizational and management development for executive officers and other employees of Intuit. Together with the CEO and the Chief People and Places Officer, the Compensation Committee periodically reviews Intuit's key management personnel from the perspectives of leadership development, organizational development, and succession planning. These reviews help the Compensation Committee to evaluate Intuit's strategies for hiring, developing and retaining executives in an increasingly competitive environment, with the goal of creating and growing Intuit's "bench strength" at senior executive levels. In addition, this committee annually reviews the company's non-employee director compensation programs and makes recommendations to the Board.

The Compensation Committee's other responsibilities include overseeing stock compensation programs and pay equity matters across the company.

For more information on the responsibilities and activities of the Compensation Committee, including its processes for determining executive compensation, see the "Compensation and Organizational Development Committee Report" and "Compensation Discussion and Analysis" below, particularly the discussion of the "Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations."

Each member of the Compensation Committee is independent under Nasdaq listing standards. Each member is also a "Non-Employee Director," as defined in SEC Rule 16(b)-3, and an "outside director" under Section 162(m) of the Internal Revenue Code (under the definition in effect prior to its deletion under the Tax Cuts and Jobs Act in December 2017 and generally applicable to Intuit beginning in fiscal 2019). During fiscal 2018, the Compensation Committee held a portion of each regularly scheduled meeting in closed session with only the committee members present.

Compensation Committee Interlocks and Insider Participation

No director who served on the Compensation Committee during fiscal 2018 has at any time been an executive officer or employee of Intuit. In addition, no executive officer of Intuit during fiscal 2018 served, or currently serves, on the board of directors or the compensation committee of any entity that has one or more executive officers who serve on Intuit's Board or Intuit's Compensation Committee. No executive officer of Intuit during fiscal 2018 served, or currently serves, on the board of directors of any entity that has one or more executive officers serving on Intuit's Compensation Committee.

Compensation Risk Assessment

Intuit conducted a review of its key compensation programs, policies and practices in conjunction with FW Cook, the Compensation Committee's independent compensation consultant, which prepared a report on our company-wide compensation programs.

This analysis was reviewed with the Compensation Committee at its October 30, 2018 meeting. The review and analysis did not identify any compensation programs, policies or practices that create incentives to take risks that are reasonably likely to have a material adverse effect on Intuit.

The factors summarized below support this conclusion:

- Overall compensation levels are in a competitive market range for a company of Intuit's size and scope, which helps ensure reasonable risk-taking incentives.
- Our programs use a mix of short-term and long-term incentives, with different performance periods and a broad mix of metrics, including both revenue-driven and profit-driven performance measures, in order to deter undue focus on a single goal.
- Our compensation programs are designed to create a balance of different incentives by using: (1) a mix of cash and equity, (2) annual incentives that are based in part on company-wide performance metrics that align with our business plans and in part on strategic objectives, and (3) long-term incentives that generally combine stock options (typically vesting over four years with terms of seven years), service-based RSUs (typically vesting over four years), and performance-based RSUs (earned after three years based on one-, two- and three-year relative TSR).
- Annual cash incentives for participants in Intuit's Senior Executive Incentive Plan ("SEIP") are capped at 250% of target overall and 150% of target based on the achievement of objective performance goals (i.e., before possible adjustments based on personal performance). All other eligible employees participate in a common company-funded cash incentive pool with a fixed dollar ceiling.
- We have established robust stock ownership guidelines for the CEO (10 times base salary), CFO (5 times base salary), principal Business Unit leaders (5 times base salary), Executive Vice Presidents (3 times base salary), Senior Vice Presidents (1.5 times base salary), and non-employee directors (10 times retainer) that serve as material risk-mitigating elements for those subject to the guidelines.
- The CEO's Relative TSR RSUs and service-based RSUs have a one-year holding requirement after they vest.
- Severance is limited and at the lower end of the competitive range for a company of Intuit's size and scope.
- Our insider trading policy prohibits officers from pledging shares, trading put or call options, and engaging in short sales or hedging transactions involving Intuit's securities.
- We have established "clawback" provisions for performance-based equity awards and for cash bonus payments under the SEIP.
- The Compensation Committee provides close oversight of the compensation programs, including a significant level of engagement, self-assessment, and executive session discussions.

Stockholder Engagement Process

Intuit regularly engages with stockholders to better understand their perspectives. During fiscal 2018 we held discussions with many of our largest stockholders during scheduled events, including our 2018 Annual Meeting of Stockholders and annual investor day, as well as in private meetings throughout the year.

INVESTOR DAY

In September 2018 we hosted our annual investor day, during which our management team spoke directly with our stockholders about Intuit's performance in the prior year as well as our short- and long-term growth strategies and financial principles.

INVESTOR OUTREACH

Members of the management team, and at times the Lead Independent Director, held private in-person and telephonic meetings with stockholders to discuss their perspectives and feedback on various topics.

Since our 2018 Annual Meeting, we invited the holders of approximately 44% of our shares to meet with us to discuss our corporate governance and compensation practices. As of November 21, 2018, we have scheduled meetings for members of management, at times joined by the Lead Independent Director, to meet either in person, or by telephone, with holders of approximately 22% of our outstanding shares, and we have held these meetings with holders of 17% of our outstanding shares.	**Discussions covered a wide range of topics.** • Succession planning and the changes in Intuit's leadership team • Strategic initiatives, including progress with respect to our One Intuit Ecosystem strategy • Updates on key drivers of financial performance • Alignment between our strategy and our executive compensation practices, and stock-based compensation practices, generally • Capital allocation, including dividends, use of stock repurchases, and strategy with respect to mergers and acquisitions • Board structure, diversity and refreshment • Our board evaluation process • Our approach to corporate citizenship and social responsibility, including sustainability, diversity and pay equity • Enterprise risk management • Cybersecurity risk management	**Stockholder feedback was shared with the Board.** In general, feedback from our stockholders regarding our compensation and corporate governance practices is positive. The Board carefully considers the feedback from stockholders and has incorporated it where appropriate, such as: • Amending our bylaws to provide for proxy access • Redesigning our proxy to enhance readability • Supplementing our proxy disclosures, including, for example, more information about our corporate social responsibility initiatives

We will continue to engage with our stockholders on a regular basis in order to understand their perspectives and incorporate their feedback, as appropriate, on our performance, business strategies, executive compensation programs and corporate governance practices.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD

Any stockholder may send communications by mail to the entire Board or to individual directors c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850 or via our website at http://investors.intuit.com/corporate-governance/conduct-guidelines/contact-the-board/default.aspx. The Board has instructed the Corporate Secretary to review this correspondence and determine whether matters submitted are appropriate for Board consideration. The stockholder communications determined appropriate for Board consideration are reviewed by the Nominating and Governance Committee on behalf of the Board. Communications such as product or commercial inquiries or complaints, job inquiries, surveys, business solicitations, advertisements or patently offensive or otherwise inappropriate material will not be forwarded to the Board. The Corporate Secretary may also forward certain communications elsewhere in the company for review and possible response.

Corporate Social Responsibility

Intuit is committed to being a good corporate citizen, starting with the culture we build within the company.

Diversity and inclusion. Diversity and inclusion are part of who we are, and are supported at all levels of the company. As of July 2018, women represented 39 percent of our global workforce, holding 27 percent of our technology positions and 51 percent of our non-technical positions. Women also held 31 percent of our leadership roles. In the United States, women represent 41 percent of our domestic workforce, holding 28 percent of the technical jobs and 53 percent of the non-technical roles. Women held 32 percent of our U.S.-based leadership positions.

We are committed to equal pay. We are committed to equal pay, and in 2018, we continued to refine and refocus our pay equity analysis, which we conducted with an independent outside company for the first time in 2017. A regular statistical analysis of employee pay based on gender and ethnicity is part of how we operate as a company, and we'll continue to refine this in an effort to improve future pay analyses.

We determined that, as of August 1, 2018:

- In the U.S., women earn, on average, 99.4 cents for every $1.00 that men earn
- In the U.S., minorities earn, on average, 99.1 cents for every $1.00 whites earn
- In India, women earn, on average, 96.2 cents for every $1.00 men earn
- In all other countries, women earn on average $1.01 for every $1.00 that men earn

Sustainability. We are focused on managing our own environmental footprint and have achieved carbon neutrality for our worldwide operations through a three-pronged strategy of boosting energy efficiency internally, investing in renewable energy, and buying carbon offsets.

Employee and corporate giving. Through the employee giving and volunteering program, "We Care and Give Back," Intuit provides employees with four business days of paid time off to volunteer in their local communities. Intuit also matches employee donations to qualified non-profit organizations of their choice, up to country-specific maximums (in the United States, that maximum is $5,000). In 2018, Intuit employees donated over 36,000 hours to charities around the world, and Intuit provided $2.7 million in matching donations and grants.

We also contribute both our products and expertise to help build financial capability and economic opportunity in underserved communities. We do this through product donations and innovation training that empowers people to develop innovative solutions to social problems. In 2018, we donated:

- 2.3 million copies of federal and state TurboTax tax software to lower income taxpayers through the IRS and state Free File programs; and
- 126,000 QuickBooks licenses to non-profits and small business development organizations and education institutions in the U.S. and Canada

In total, we gave $77 million in combined cash and product donations through employee and corporate giving.

To learn more about our corporate social responsibility efforts please go to: https://www.intuit.com/company/social-responsibility/



Recognized as one of **Fortune's Best Companies to Work For** for 17 consecutive years



For the past 12 years, Intuit has earned a perfect score on the **Human Rights Campaign's Corporate Equality Index**



$2.7 Million Employee-driven giving (donation matching, grants, and disaster relief) in FY18



Achieved carbon neutrality for our worldwide operations since 2015

Transactions with Related Persons

The Audit and Risk Committee is responsible for reviewing, and approving or ratifying, as appropriate, transactions between Intuit (or its subsidiaries) and any "related person" of Intuit. Under SEC rules, "related persons" include directors, officers, nominees for director, 5% stockholders, and their immediate family members. The Audit and Risk Committee has adopted a written policy, which is described below, to evaluate these transactions for approval or ratification.

Identification of related persons. Information about our directors and executive officers and persons related to them and their affiliated entities is collected and updated through annual Director & Officer Questionnaires and quarterly director and executive officer affiliation summaries. Directors and executives provide the names of their immediate family members as well as the entities with which they and their immediate family members are affiliated, including board memberships, executive officer positions, and charitable organizations.

Audit and Risk Committee annual pre-approval. On an annual basis, Intuit's procurement and legal departments prepare requests for pre-approval of transactions or relationships involving related persons or parties with which Intuit is expected to do business during the upcoming fiscal year. The Audit and Risk Committee reviews these requests during its regular fourth quarter meeting and generally pre-approves annual spending and/or revenue levels for each transaction or relationship.

Periodic approvals. During the year, the list of known related persons is circulated to appropriate Intuit employees and is used to identify transactions with related persons. If Intuit identifies an actual or potential transaction with a related person that was not pre-approved by the Audit and Risk Committee, Intuit's legal department collects information regarding the transaction, including the identity of the other party, the value of the transaction, and the size and significance of the transaction to both Intuit and the other party. This information is provided to the Audit and Risk Committee, which in its discretion may approve, ratify, rescind, place conditions upon, or take any other action with respect to the transaction.

Monitoring of approved transactions and relationships. Following approval by the Audit and Risk Committee, Intuit personnel review and monitor the "related person" transactions and relationships from time to time. If transaction levels approach the limits approved by the Audit and Risk Committee, a new approval request is submitted to the Audit and Risk Committee for review at its next meeting.

Since the beginning of fiscal 2018, there have been no transactions, and there currently are no proposed transactions, in excess of $120,000 between Intuit (or its subsidiaries) and a related person in which the related person had or will have a direct or indirect material interest.

Proposal No. 1
Election of Directors

Our Board Nominees

There are eleven nominees standing for election to the Board at the Meeting. All nominees, other than Mr. Goodarzi, were elected to the Board by our stockholders at last year's annual meeting. Mr. Smith will be stepping down from his role as President and Chief Executive Officer effective January 1, 2019. At that time, he will become Executive Chairman of the Board of Directors, and Mr. Goodarzi will assume the role of President and Chief Executive Officer. The Board determined that it is appropriate for Mr. Goodarzi, as he assumes his new role, to also serve as a member of the Board of Directors. Accordingly, the Board has appointed Mr. Goodarzi to the Board, effective as of January 1, 2019.

DIVERSITY OF EXPERIENCE

Our Board is currently composed of a group of leaders with broad and diverse experience in many areas, including small business and consumer domain; SaaS, mobile and data domain; platform and digital marketing; information security; public policy and government relations; global experience; leadership as a CEO or CFO; and financial expertise. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure. Our Board members have acquired these diverse skills through their accomplished careers and their service as executives and directors of a wide range of other public and private companies. See the charts in the Proxy Summary for additional detail regarding the diversity of our Board members.

BOARD REFRESHMENT

Our slate of nominees reflects Intuit's commitment to ongoing Board refreshment, while at the same time valuing the experience that our longer-tenured directors bring. Five of our eight independent director nominees have served on our Board for fewer than five years.

EXPERIENCE AND EXPERTISE

The following chart reflects the experience and expertise of our 11 nominees for our Board of Directors. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure.

 **Intuit customer domain (small business and consumer) expertise**
6 director nominees

 **Current/former CEO**
5 director nominees

 **Multi-national/global experience**
10 director nominees

 **Platform and Digital Marketing expertise**
6 director nominees

 **SaaS, Mobile, Data domain expertise**
7 director nominees

 **Current/former CFO**
2 director nominees

 **Public policy/government relations**
5 director nominees

 **Information security matters**
4 director nominees

 **Financial matters**
6 director nominees



Committees:

- Nominating and Governance (Chair)
- Acquisition

Eve Burton

Senior Vice President and Chief Legal Officer, The Hearst Corporation
Director since: 2016   **Age:** 60

Ms. Burton joined The Hearst Corporation, one of the nation's largest global diversified communications companies, in 2002 as Vice President and General Counsel. She was appointed Senior Vice President, General Counsel in 2012, and has served as Senior Vice President and Chief Legal Officer since August, 2018. Ms. Burton has responsibility for day-to-day management of the Office of General Counsel, which provides services to all of Hearst's more than 350 businesses around the world, including legal, compliance, labor relations, government affairs and corporate human resources. She is also one of Hearst's leaders in establishing worldwide strategic enterprise deals with technology and content partners. Ms. Burton is a member of the CEO's strategic advisory group, the Hearst Venture Investment Committee and Hearst's Risk Working Group. She is also involved with Hearst's innovation program. Prior to joining Hearst, Ms. Burton served as Vice President and Chief Legal Counsel at Cable News Network (CNN). Ms. Burton also serves on the Board of Directors of Hearst and previously served on the Board of Directors of AOL. Her non-profit Board affiliations include the David and Helen Gurley Brown Institute for Media Innovation at Stanford and Columbia Universities and she is also a trustee of Middlebury College. Ms. Burton holds a Bachelor of Arts degree from Hampshire college and a Juris Doctor degree from Columbia Law School.

Relevant Expertise

Ms. Burton brings to the Board legal and business experience as a general counsel for a global company engaged in a broad range of diversified communications activities and strategic partnerships and investments. She also brings insights into operational and security issues facing online consumer services companies, as well as expertise in the area of government relations.

Other Public Company Boards

None



Committees:

None

Scott Cook

Founder and Chairman of the Executive Committee, Intuit Inc.
Director since: 1984   **Age:** 66

A co-founder of Intuit, Mr. Cook served as Intuit's President and Chief Executive Officer from 1984 to 1994 and as Chairman of the Board from 1993 to 1998. Mr. Cook served as a director of eBay Inc., from 1998 to 2015, where he was a member of the Corporate Governance and Nominating Committee. Mr. Cook has been a director of the Procter & Gamble Company since 2000. He holds a Bachelor of Arts degree in Economics and Mathematics from the University of Southern California and a Master of Business Administration degree from Harvard Business School.

Relevant Expertise

Mr. Cook brings to the Board experience as an entrepreneur and corporate executive with a background in guiding and fostering innovation at companies in technology and other sectors, as well as his knowledge of Intuit's operations, markets, customers, management and strategy and his experience as a Board member of other large, global, consumer-focused companies.

Other Public Company Boards

The Procter & Gamble Company since 2000 (serves on the Innovation & Technology Committee and the Compensation & Leadership Development Committee)



Committees:
- Acquisition (Chair)
- Audit and Risk

Richard L. Dalzell

Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.
Director since: 2015 **Age:** 61

Mr. Dalzell was Senior Vice President and Chief Information Officer at Amazon.com, Inc., until his retirement in 2007. Previously, Mr. Dalzell served in numerous other positions at Amazon.com, Inc., including Senior Vice President of Worldwide Architecture and Platform Software and Chief Information Officer from 2001 to 2007, Senior Vice President and Chief Information Officer from 2000 to 2001, and Vice President and Chief Information Officer from 1997 to 2000. Prior to his employment with Amazon.com, Inc., Mr. Dalzell was Vice President of the Information Systems Division at Walmart Inc. from 1994 to 1997. Mr. Dalzell was a director of AOL.com, Inc. from 2009 until it was acquired by Verizon Communications Inc. in 2015. Mr. Dalzell holds a Bachelor of Science degree in Engineering from the United States Military Academy at West Point.

Relevant Expertise

Mr. Dalzell brings to the Board extensive experience, expertise and background in information technology, platform software, cloud computing and cybersecurity, as well as a global perspective, gained from his service as the Chief Information Officer of Amazon.com, Inc. He also brings corporate leadership experience gained from his service in various senior executive roles at Amazon.com, Inc.

Other Public Company Boards

Twilio, Inc. since 2014 (serves on the Audit Committee, the Compensation Committee and the Nominating and Governance Committee)



Committees:
None

Sasan Goodarzi

Executive Vice President and General Manager, Small Business & Self-Employed Group, Intuit Inc. He has been appointed President and Chief Executive Officer of Intuit Inc., and a member of the Board of Directors, effective January 1, 2019.
Director since: N/A **Age:** 50

Mr. Goodarzi has been Executive Vice President and General Manager of Intuit's Small Business Group since May 2016. He previously was Executive Vice President and General Manager of Intuit's Consumer Tax Group from August 2015 through April 2016 and Senior Vice President and General Manager of the Consumer Tax Group from August 2013 to July 2015. He served as Senior Vice President and Chief Information Officer from August 2011 to July 2013, having rejoined Intuit after serving as Chief Executive Officer of Nexant Inc., a privately held provider of intelligent grid software and clean energy solutions, since November 2010. During his previous tenure at Intuit from 2004 to 2010, Mr. Goodarzi led several business units including Intuit Financial Services and the professional tax division. Prior to joining Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as global president of the products group. He also held a number of senior leadership roles in the automation control division at Honeywell. Mr. Goodarzi holds a Bachelor of Science degree in Electrical Engineering from the University of Central Florida and a Master of Business Administration degree from the Kellogg School of Management at Northwestern University.

Relevant Expertise

Mr. Goodarzi will bring to the Board a deep understanding of Intuit's business and culture as well as instrumental contributions in developing and implementing the company's new strategic priorities.

Other Public Company Boards

Atlassian Corporation Plc. since 2018 (serves on the Compensation and Leadership Development Committee)



Committees:

- Acquisition
- Compensation and Organizational Development

Deborah Liu

Vice President, Marketplace, Facebook, Inc.
Director since: 2017   **Age:** 42

Ms. Liu has had various roles at Facebook, an online social networking company, since July 2009. She has run their developer and commerce businesses as Vice President, Marketplace since August 2017, prior to which, she served as Vice President, Platform and Marketplace from October 2015 to July 2017. She served as Director of Product Management from February 2014 to September 2015, during which time she led the development of Facebook's first mobile ad product for apps and Audience Network while also building the company's games business and payments platform. Ms. Liu has been named one of the most powerful female engineers of 2017 by Business Insider and is a 15-year veteran in the tech industry. Prior to Facebook, she spent several years in product management roles at PayPal and eBay, including leading the integration between the two companies. Actively involved with promoting diversity and women in tech, Ms. Liu serves on the board of Expanding Your Horizons Network, a non-profit that focuses on inspiring girls to pursue STEM careers. She co-created the Women in Product nonprofit after realizing that there was no forum for this underrepresented community to connect and serves as the Board Chair. Ms. Liu has a Bachelor of Science degree in Civil Engineering from Duke University and a Master of Business Administration degree from Stanford's Graduate School of Business.

Relevant Expertise

As the vice president of marketplace of a public technology company, Ms. Liu brings to the Board the experience and understanding of the power of mobile platforms and building personalized and rich experiences across apps, products, people and third-party integrations.

Other Public Company Boards

None



Committees:

- Compensation and Organizational Development (Chair)
- Nominating and Governance

Suzanne Nora Johnson

Former Vice-Chairman, The Goldman Sachs Group
Director since: 2007   **Age:** 61
Lead Independent Director since: 2016

Ms. Nora Johnson held several management positions at The Goldman Sachs Group, including Vice Chairman, Chairman of the Global Markets Institute, and Head of the Global Investments Research Division from 1985 until 2007. Ms. Nora Johnson's significant non-profit board affiliations include, among others, the Brookings Institution, the Carnegie Institution for Science and the University of Southern California. She earned a Bachelor of Arts degree from the University of Southern California and a Juris Doctor degree from Harvard Law School.

Relevant Expertise

Ms. Nora Johnson brings to the Board valuable business experience managing large, complex, global institutions as well as insights into how changes in the financial services industry, public policy and the macro-economic environment affect our businesses.

Other Public Company Boards

American International Group, Inc. since 2008 (serves on the Nominating and Governance Committee);

Pfizer Inc. since 2007 (chairs the Audit Committee);

VISA Inc. since 2007 (chairs the Compensation Committee and serves on the Nominating and Governance Committee)



Dennis D. Powell

Former Chief Financial Officer, Cisco Systems, Inc.
Director since: 2004   **Age:** 70

Committees:

- Acquisition
- Audit and Risk (Chair)

Mr. Powell was executive advisor of Cisco Systems, Inc. from 2008 to 2010. He joined Cisco in 1997 and held several management positions throughout his tenure, including Executive Vice President and Chief Financial Officer from 2003 to 2008; Senior Vice President, Corporate Finance Vice President from 2002 to 2003; and Corporate Controller from 1997 to 2002. Prior to Cisco, Mr. Powell held the position of senior partner at Coopers & Lybrand LLP, where his tenure spanned 26 years. Mr. Powell served on the board of directors of VMware, Inc. from 2007 until 2015. Mr. Powell holds a Bachelor of Science degree in Business Administration with a concentration in accounting from Oregon State University.

Relevant Expertise

Mr. Powell brings to the Board executive management experience with large, global organizations, as well as deep financial expertise and insights into operational issues, which he gained through his tenure as an executive at a large public technology company.

Other Public Company Boards

Applied Materials, Inc. since 2007 (chairs the Audit Committee and serves on the Corporate Governance and the Nominating Committee and the Investment Committee)



Brad D. Smith

Chairman, President and Chief Executive Officer, Intuit Inc. until January 1, 2019, at which time he will become Executive Chairman of the Board.
Director since: 2008   **Age:** 54
Chairman since: 2016

Committees:

None

Mr. Smith is currently Chairman, President and Chief Executive Officer of Intuit, and has announced his decision to step down from his role as President and Chief Executive Officer effective January 1, 2019. Mr. Smith joined Intuit in 2003 and has served over the years in a number of senior positions: Senior Vice President and General Manager, Small Business Division from 2006 to 2007; Senior Vice President and General Manager, QuickBooks from 2005 to 2006; Senior Vice President and General Manager, Consumer Tax Group from 2004 to 2005; and Vice President and General Manager of Intuit's Accountant Central and Developer Network from 2003 to 2004. Before joining Intuit, Mr. Smith was at ADP, where he held several executive positions from 1996 to 2003, including Senior Vice President of Marketing and Business Development. Mr. Smith served on the board of directors of Yahoo! Inc. from 2010 to 2012. Mr. Smith holds a Bachelor of Business Administration degree from Marshall University and a Master's degree in Management from Aquinas College.

Relevant Expertise

Having served as Chairman, President and Chief Executive Officer of Intuit, Mr. Smith brings to the Board significant knowledge of Intuit's strategy, markets, operations and employees and provides industry expertise and context on all matters that come before the Board.

Other Public Company Boards

Nordstrom, Inc. since 2013 (serves as Chairman of the Board, on the Compensation Committee and the Corporate Governance and Nominating Committee);

SurveyMonkey since 2017 (chairs the Compensation Committee)



Committees:
- Audit and Risk
- Nominating and Governance

Thomas Szkutak

Former Chief Financial Officer, Amazon.com, Inc.
Director since: 2018   **Age:** 57

Mr. Szkutak served as the Senior Vice President and Chief Financial Officer of Amazon.com, a global online retailer and cloud computing company, from 2002 until 2015. Prior to that, he spent 20 years with General Electric, where he held a variety of positions, including chief financial officer of GE Lighting from 2001 to 2002, finance director of GE Plastics Europe from 1999 to 2001, and executive vice president of finance at GE Asset Management (formerly known as GE Investments) from 1997 to 1999. Mr. Szkutak has also served as an advisor and operating partner of Advent International, a global private equity firm, since August 2017. He is a graduate of GE's financial management program. Mr. Szkutak received a

Bachelor of Science degree in Business Administration from Boston University.

Relevant Expertise

Mr. Szkutak brings to the Board deep financial expertise and executive management experience with large, global organizations, which he gained through his experience as the chief financial officer of a publicly traded company.

Other Public Company Boards

athenahealth, Inc. since 2016 (chairs the Audit Committee)



Committees:
- Acquisition
- Audit and Risk

Raul Vazquez

Chief Executive Officer and Director, Oportun, Inc.
Director since: 2016   **Age:** 47

Mr. Vazquez has served as Chief Executive Officer and board member of Oportun, a financial technology company, since April 2012. Prior to joining Oportun, he spent nine years at Walmart in various senior leadership roles, including Executive Vice President and President of Walmart West, Chief Executive Officer of Walmart.com, and Executive Vice President of Global eCommerce for developed markets. Mr. Vazquez previously worked in startup companies in e-commerce, at a global strategy consulting firm focused on Fortune 100 companies, and as an industrial engineer for Baxter Healthcare. Mr. Vazquez served as a member of the board of directors of Staples, Inc. from 2013 to June 2016. Mr. Vazquez also served as chairman of the Federal Reserve Board's Community Advisory Council from September 2015 to November 2017. Mr. Vazquez has also served on the Consumer Financial Protection Bureau's

Consumer Advisory Board from August 2016 until June 2018. Mr. Vazquez received a Bachelor of Science degree, a Master of Science degree in industrial engineering from Stanford University and a Master's degree in Business Administration from The Wharton School at the University of Pennsylvania.

Relevant Expertise

Mr. Vazquez brings to the Board a wide range of experience in innovative consumer financial products, retail, marketing, e-commerce, technology and community development, as well as corporate leadership experience with global organizations.

Other Public Company Boards

None



Jeff Weiner

Chief Executive Officer, LinkedIn Corporation
Director since: 2012   **Age:** 48

Committees:

- Compensation and Organizational Development
- Nominating and Governance

Mr. Weiner has served as the Chief Executive Officer of LinkedIn, an online professional network provider, since June 2009, and as a director of LinkedIn from 2009 to 2016. He served as LinkedIn's Interim President from December 2008 until June 2009. Before joining LinkedIn, Mr. Weiner was an executive in residence at Accel Partners and Greylock Partners, both venture capital firms, from September 2008 to June 2009. From May 2001 to June 2008 he held several positions at Yahoo! Inc., one of the world's largest digital media companies, including as an Executive Vice President of Yahoo's network division. He holds a Bachelor's degree in economics from The Wharton School at the University of Pennsylvania.

Relevant Expertise

Mr. Weiner brings to the Board experience and insights as the chief executive officer of a successful technology company. He also has deep expertise and knowledge in social networking platforms, consumer web and mobile products.

Other Public Company Boards

None

ELECTION MECHANICS

Each nominee, if elected, will serve until the next annual meeting of stockholders and until a qualified successor is elected, unless the nominee dies, resigns or is removed from the Board prior to such meeting. Although we know of no reason why any of the nominees would not be able to serve, if any nominee is unable to serve or for good cause does not serve, the proxy holder can vote your shares either for a substitute nominee (if one is proposed by the Board) or just for the remaining nominees, leaving a vacancy. Alternatively, the Board may reduce the size of the Board.

If a nominee does not receive more votes in favor than votes against his or her re-election, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, in accordance with Intuit's Bylaws and Corporate Governance Principles, each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not elect the director. In that situation, our Nominating and Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Nominating and Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it, within 90 days of the date that the election results were certified.

 The Board recommends that you vote **FOR** the election of each of the nominated directors.

Director Compensation

Overview of Our Compensation Program for Non-Employee Directors

Our director compensation programs are designed to provide an appropriate incentive to attract and retain qualified non-employee board members and to align their interests with the long-term interests of our stockholders. The Compensation Committee is responsible for reviewing the equity and cash compensation for directors on an annual basis and making recommendations to the Board if it determines changes are needed.

Annual Retainer and Equity Compensation Program for Non-Employee Directors

The Compensation Committee annually reviews and considers information from its independent compensation consultant, FW Cook, regarding the amounts and type of compensation paid to non-management directors at companies within the same peer group the committee used to assess executive compensation.

In October 2017, as a result of this review, the Compensation Committee recommended no changes to the director cash compensation program but did recommend certain changes to director equity compensation, which the Board approved. In particular, the $75,000 RSU grant that had previously been provided to new directors upon joining the Board was discontinued, and the vesting schedule of certain director equity awards was modified, as described further below. In addition, the stock ownership guideline that applies to non-employee directors was increased from five times the annual Board cash retainer to ten times the Board cash retainer.

In October 2018, the Compensation Committee again reviewed director compensation and recommended, and the Board determined, to increase the annual cash retainers for non-employee directors to $75,000 in calendar 2019.

2018 Annual Cash Retainers

Non-employee directors are paid annual cash retainers for Board membership, plus additional cash retainers for their committee service in the amounts shown in the following table:

Position	Annual Amount ($)
Non-Employee Board Member[1]	60,000
Lead Independent Director*	40,000
Members of each of Audit and Risk Committee, Acquisition Committee, and Compensation and Organizational Development Committee	15,000
Members of the Nominating and Governance Committee	10,000
Audit and Risk Committee Chair**	32,500
Compensation and Organizational Development Committee Chair**	25,000
Acquisition Committee and Nominating and Governance Committee Chairs**	17,500

(1) Beginning in calendar 2019, the annual retainer for Non-Employee Board Members will be $75,000.

* The Lead Independent Director also receives the Board membership retainer.

** Committee chairs also receive the committee membership retainer.

These retainers are paid in quarterly installments and are pro-rated for any changes to committee service that occur during the year. Directors may elect to defer cash retainers into tax-deferred Intuit stock units by making an irrevocable written election before the start of each calendar year. These tax-deferred stock units, known as Conversion Grants, are granted quarterly and are fully vested at the time of grant. The shares underlying these stock units are distributable five years from the date of grant, or upon an earlier separation from the Board or change in control of the ownership of Intuit. Directors generally may elect to defer settlement of their RSUs for a longer period of time (from six to ten years following the date of grant).

We reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings.

2018 Director Equity Compensation Program

Grants are made to non-employee directors in the form of a fixed dollar value of RSUs in the following amounts:

Board Position	Fixed Amount of Award ($)	Vesting schedule
Non-Employee Board Member (annual grant)	260,000	Generally vests in full on the first business day of the 12th month following the grant date.

Because the formula is based on a fixed dollar amount, the number of RSUs awarded annually to non-employee directors varies, depending on the closing market price of Intuit's common stock on the date of grant. The annual grants are awarded on the day following each Annual Meeting of Stockholders. For a director who joins between annual meetings, the annual grant will be prorated based on the number of full months of expected service until the first anniversary of the most recent annual meeting, and it will vest on the same day as the other directors' annual grants. Once RSUs vest, issuance of shares is deferred until five years from the date of grant, or an earlier separation from the Board or change in control of Intuit. Directors generally may elect to defer settlement of their RSUs for a longer period of time (from six to ten years following the date of grant). The short vesting schedule serves to avoid director entrenchment, while the five-year deferral ensures long-term alignment of director interests with those of our stockholders.

All of the RSUs that we grant to our directors have dividend rights, which are accumulated and paid only when the shares are issued. Dividend equivalent rights on RSUs that fail to vest are forfeited.

The 2005 Equity Incentive Plan provides that the annual aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee director during any single calendar year (not including awards granted in lieu of retainers or other cash payments) may not exceed $625,000, plus an additional $250,000 for any Lead Independent Director or non-employee Chairman of the Board.

Director Stock Ownership Requirement

In October 2017, the Board approved increasing the director stock ownership requirement from five times to ten times the amount of the annual Board member retainer for fiscal 2018. Unvested RSUs and vested deferred RSUs held by a Board member are counted as shares when determining the number of shares owned. Directors must comply with the new guidelines within five years from the date they join the Board. If any director does not meet the stock ownership requirement within this time frame, then 50% of his or her annual cash retainers will be made in the form of Intuit stock until compliance is achieved. As of October 31, 2018, all of our current directors were in compliance with the revised policy.

Director Summary Compensation Table

The following table summarizes the fiscal 2018 compensation earned by each Board member other than Mr. Smith, whose compensation is described under "Executive Compensation."

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Eve Burton	—[2]	336,546[2]	–	336,546
Scott D. Cook	–	–	1,340,300[3]	1,340,300
Richard L. Dalzell	—[2]	340,298[2]	–	340,298
Diane B. Greene	25,625	–	–	25,625
Deborah Liu	22,500[2]	327,122[2]	–	349,622
Suzanne Nora Johnson	150,000	259,997	–	409,997
Dennis D. Powell	122,500	259,997	–	382,497
Thomas Szkutak	—[2]	323,581[2]	–	323,581
Raul Vazquez	90,000	259,997	–	349,997
Jeff Weiner	—[2]	323,581[2]	–	323,581

(1) These amounts represent the aggregate grant date fair value of RSUs granted during fiscal 2018, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Compensation – Stock Compensation" ("FASB ASC Topic 718"). Please see the "Equity Grants to Directors During Fiscal Year 2018" and "Outstanding Equity Awards for Directors at Fiscal Year-End 2018" tables for information regarding the grant date fair value of RSUs granted during the fiscal year and the number of awards outstanding for each director at the end of the fiscal year.

(2) For Ms. Burton, Mr. Dalzell, Ms. Liu, Mr. Szkutak, and Mr. Weiner, the number in the "Stock Awards" column includes the value of Conversion Grants in addition to the value of the annual equity grant. Each of Ms. Burton, Mr. Dalzell, Ms. Liu, Mr. Szkutak and Mr. Weiner elected to receive some or all of the fees due to them for service on the Board and committees during calendar year 2018 in RSUs, in accordance with Intuit's director compensation program. Beginning in January 2018, these Conversion Grants are granted on a quarterly basis, following the applicable meeting, and are fully vested at the time of grant. Due to the timing of the change in our practice with respect to Conversion Grants, in fiscal 2018 there were only three quarterly Conversion Grants. Please see the "Equity Grants to Directors During Fiscal Year 2018" table for more information.

(3) Because Mr. Cook is an employee of Intuit, he is not compensated as a director. Mr. Cook's compensation shown in the table represents an annual salary of $650,000 and an incentive bonus of $690,300 awarded for service in fiscal 2018. Mr. Cook did not receive any equity awards from Intuit during fiscal 2018.

Equity Grants to Directors During Fiscal Year 2018

The following table shows each RSU grant made to each of our directors, other than Mr. Smith, during fiscal 2018, including the grant date, number of shares, and grant date fair value.

Director Name	Grant Date	Stock Awards	
		Shares Subject to Award (#)	Grant Date Fair Value ($)[1]
Eve Burton	1/19/2018	1,550[2]	259,997
	1/19/2018	152[3]	25,496
	5/4/2018	135[3]	25,576
	7/27/2018	120[3]	25,477
Scott D. Cook		–	–
Richard L. Dalzell	1/19/2018	1,550[2]	259,997
	1/19/2018	160[3]	26,838
	5/4/2018	141[3]	26,712
	7/27/2018	126[3]	26,751
Diane B. Greene		–	–
Deborah Liu	1/19/2018	1,550[2]	259,997
	1/19/2018	134[3]	22,477
	5/4/2018	118[3]	22,355
	7/27/2018	105[3]	22,293
Suzanne Nora Johnson	1/19/2018	1,550[2]	259,997
Dennis D. Powell	1/19/2018	1,550[2]	259,997
Thomas Szkutak	1/19/2018	1,550[2]	259,997
	1/19/2018	126[3]	21,135
	5/4/2018	112[3]	21,218
	7/27/2018	100[3]	21,231
Raul Vazquez	1/19/2018	1,550[2]	259,997
Jeff Weiner	1/19/2018	1,550[2]	259,997
	1/19/2018	126[3]	21,135
	5/4/2018	112[3]	21,218
	7/27/2018	100[3]	21,231

(1) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. The grant date fair value of these awards is equal to the closing market price of Intuit's common stock on the date of grant.

(2) Annual Non-Employee Board Member grant, which vests as to 100% of the shares on January 1, 2019, subject to the director's continued service.

(3) RSUs awarded pursuant to a Conversion Grant, which are granted quarterly, beginning January 2018, based on a fair value equal to 25% of the annual retainers for Board and committee service (as described above under "Annual Retainer and Equity Compensation Program for Non-Employee Directors") and calculated using the closing market price on the date of grant. As noted, beginning in January 2018, these Conversion Grants are granted on a quarterly basis, following the applicable meeting, and are fully vested at the time of grant. Due to the timing of the change in our practice with respect to Conversion Grants, in fiscal 2018 there were only three quarterly Conversion Grants.

Outstanding Equity Awards for Directors at Fiscal Year-End 2018

The following table provides information on the outstanding equity awards held by our directors, other than Mr. Smith, as of July 31, 2018.

Director Name	Aggregate Shares Subject to Outstanding Stock Awards (#)[1]	Portion of Outstanding Stock Awards that is Vested and Deferred (#)[1]
Eve Burton	9,484	7,934
Scott D. Cook	–	–
Richard L. Dalzell	13,735	12,185
Diane B. Greene	–	–
Deborah Liu	3,266	1,438
Suzanne Nora Johnson	13,004	11,454
Dennis D. Powell	13,004	11,454
Thomas Szkutak	1,888	338
Raul Vazquez	6,459	4,909
Jeff Weiner	15,813	14,263

(1) The amounts reflected as aggregate shares subject to outstanding stock awards include vested and deferred stock awards, for which settlement is deferred in accordance with Intuit's director equity compensation program.

Proposal No. 2 **Advisory Vote to Approve Executive Compensation**

In accordance with Section 14A of the Securities Exchange Act of 1934, we are asking stockholders to vote, on an advisory basis, to approve Intuit's executive compensation.

The "Compensation Discussion and Analysis" section of this proxy statement explains the Compensation Committee's guiding compensation philosophy. The Compensation Committee strives to establish a compensation program that:

- compensates our executives based on both overall company performance and individual employee performance;
- supports our corporate growth strategy;
- enables Intuit to attract, retain and motivate talented executives with proven experience;
- closely ties our Named Executive Officers' compensation to short- and long-term incentive programs; and
- makes incentive compensation a greater portion of overall pay for our Named Executive Officers than it is for most other Intuit employees, because they lead our key business units or functions and thus have the ability to directly influence overall company performance.

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy, described under "Executive Compensation Highlights" in the Proxy Summary above and in the "Compensation Discussion and Analysis" section below.

We urge our stockholders to read the "Compensation Discussion and Analysis" section of this proxy statement, which discusses how our policies and practices implement our compensation philosophy, and the "Executive Compensation Tables" section, which contains tables and a narrative discussion about the specific compensation of our Named Executive Officers. The Compensation Committee and the Board believe that Intuit's policies and procedures are effective in implementing our compensation philosophy and achieving its goals.

While the advisory vote to approve executive compensation is non-binding, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values your opinions and will consider the outcome of the "say-on-pay" vote when making future compensation decisions for Named Executive Officers.

Unless the Board of Directors modifies its policy on the frequency of say-on-pay votes, a non-binding advisory vote on our executive compensation program will again be included in our proxy statement next year.

 The Board recommends that you vote **FOR** approval of the advisory resolution to approve executive compensation.

Compensation and Organizational Development Committee Report

Set out below is the Compensation Discussion and Analysis, which is a discussion of Intuit's executive compensation programs and policies written from the perspective of how we and management view and use such policies and programs. We strive to see that Intuit's compensation programs are fiscally responsible, market responsive, and performance-based. Guided by these principles, we regularly review and monitor senior management's compensation, as well as their potential for larger leadership roles, to produce the greatest value for Intuit's four sets of stakeholders: employees, customers, partners, and stockholders. To this end, the Compensation and Organizational Development Committee has reviewed the components of compensation paid to each of Intuit's officers for fiscal 2018, including annual base salary, target incentive bonus and equity compensation.

Given our role in providing guidance on program design, administering these programs and policies, and making specific compensation decisions for senior executives, the Compensation and Organizational Development Committee participated in the preparation of the "Compensation Discussion and Analysis" and reviewed and discussed its contents with management. Based on the review and discussions, we recommended to the Board that the "Compensation Discussion and Analysis" be included in this proxy statement.

COMPENSATION AND ORGANIZATIONAL
DEVELOPMENT COMMITTEE MEMBERS

Suzanne Nora Johnson (Chair)
Deborah Liu
Jeff Weiner

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation philosophy and objectives and the decisions of the Compensation and Organizational Development Committee (the "Compensation Committee") regarding the compensation of our Named Executive Officers. For fiscal 2018, our Named Executive Officers were:

NAMED EXECUTIVE OFFICERS



Brad D. Smith
Chairman, President and
Chief Executive Officer



Michelle M. Clatterbuck
Executive Vice President and
Chief Financial Officer
(since February 1, 2018)



Laura A. Fennell
Executive Vice President and
Chief People & Places Officer
(since August 1, 2018)



Sasan K. Goodarzi
Executive Vice President and
General Manager, Small Business &
Self-Employed Group



H. Tayloe Stansbury
Executive Vice President and
Chief Technology Officer



R. Neil Williams
Former Executive Vice President and
Chief Financial Officer
(through January 31, 2018)

Leadership Transitions

Over the course of the past year, we have announced a number of changes to our management team. All of these transitions reflect the Board's commitment to orderly long-term succession planning.

In August 2018, we announced that Brad Smith will step down as the President and CEO of Intuit effective January 1, 2019 and will assume the role of Executive Chairman of the Board.

The Board appointed Sasan Goodarzi to assume the role of President and CEO effective January 1, 2019.

Laura Fennell, who served as Executive Vice President, General Counsel and Corporate Secretary during fiscal 2018, assumed the role of Executive Vice President, Chief People and Places Officer effective August 1, 2018. The fiscal 2018 compensation described in this proxy statement relates to her service as General Counsel, and any discussion of fiscal 2019 decisions relates to her service as Chief People & Places Officer.

Tayloe Stansbury will be stepping down from his role as Executive Vice President and Chief Technology Officer, effective January 1, 2019, to be succeeded by Marianna Tessel, who currently serves as Senior Vice President, Chief Product Development Officer, for the Small Business & Self-Employed Group.

Neil Williams, our former Chief Financial Officer, stepped down from that role on January 31, 2018, and Michelle Clatterbuck assumed that role effective February 1, 2018.

Table of Contents

Executive Summary

This Compensation Discussion and Analysis describes our executive compensation philosophy and objectives, provides context for the compensation actions approved by the Compensation Committee, and explains the compensation of our Named Executive Officers. The Compensation Committee, which is made up entirely of independent directors, oversees Intuit's compensation plans and policies, approves compensation of our executive officers, and administers our equity compensation plans.

CEO COMPENSATION

Our CEO's compensation is aligned with stockholders' interests. As illustrated at right, approximately 95% of total direct compensation for Mr. Smith in fiscal 2018 was performance-based, and thus strongly linked to Intuit's results. Only his base salary (approximately 5% of his total direct compensation for fiscal year 2018) was a fixed amount, and it has not increased in six years.

The increase in our CEO's fiscal 2018 compensation was substantially less than the increase in Intuit's TSR for fiscal 2018. Mr. Smith's total compensation in fiscal 2018 reflects an increase of 28.6% compared to last year. In contrast, Intuit's TSR was 50% during the same one-year period. Compensation decisions for Mr. Smith reflected the company's outstanding fiscal year 2018 performance, and continued our practice of paying his annual cash bonus at the same percentage as the Intuit-wide bonus pool, which supports the One Intuit Ecosystem strategy.

CEO Total Direct Compensation[1]



**95%
Performance-Based**

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2018. Consistent with disclosure in the Fiscal Year 2018 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the Relative TSR RSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2018.

Comparison of CEO Total Direct Compensation (TDC) and Intuit's Indexed TSR for the Last Five Fiscal Years



■ Indexed TSR

$100 $130 $169 $179 $224 $337

■ CEO TDC (1) ($ in thousands)

$16,538 $16,005 $18,778 $16,379 $20,416

2013 2014 2015 2016 2017 2018

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2018. Consistent with disclosure in the Fiscal Year 2018 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the Relative TSR RSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned.

HOW OUR EXECUTIVE COMPENSATION REFLECTS PAY-FOR-PERFORMANCE

On average, we deliver approximately 93.5% of the total direct compensation for all of our Named Executive Officers (other than Mr. Williams), through programs that link their pay with Intuit's operating results or TSR.

Our executive compensation programs are designed to reward both short-term operating results and long-term growth, as measured by TSR. The only fixed component of pay is base salary. All annual cash incentive awards and long-term equity incentive awards are tied either to company performance or stock price performance.

Incentive payouts under our annual cash incentive plan are based on revenue and non-GAAP operating income at fiscal year-end, as well as the company's overall performance with respect to annual objectives for employees, customers, partners and stockholders ("True North" objectives).

The cash incentive payout percentage is the same for all Named Executive Officers and is aligned with the overall funding level of the company-wide bonus pool, which helps to drive consistent Intuit-wide outcomes.

Equity-based compensation is aligned with the long-term interests of Intuit's stockholders by focusing our executive officers' attention on both absolute and relative TSR. The following chart shows the allocation of the continuing Named Executive Officers' total direct compensation for fiscal 2018, reflecting the importance of performance-based compensation.

Other NEOs Total Direct Compensation(1)



6-9% Base Salary

16-22% Options

6-10% Incentive Cash

20-38% RSUs

33-44% Relative TSR RSUs

91%–94% Performance-Based

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2018. Consistent with disclosure in the Fiscal Year 2018 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the Relative TSR RSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2018.

OUR FISCAL 2018 PERFORMANCE

Intuit's financial performance for fiscal 2018 was very strong.

Revenue of	GAAP operating income of	Non-GAAP operating income of
$6B	**$1.5B**	**$2B**
↑ **15%** from FY17	↑ **7%** from FY17	↑ **14%** from FY17

GAAP diluted EPS of	Non-GAAP diluted EPS of	Repurchased over
$4.64	**$5.61**	**$270M**
↑ **24.7%** from $3.72 in FY17	↑ **27.2%** from $4.41 in FY17	of shares and increased dividend **15%** to $1.56

All fiscal 2017 and fiscal 2018 figures that appear in this section and throughout this proxy statement are as reported under ASC 605.

See Appendix A of this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to GAAP financial measures.

In recognition of this year-over-year performance, total compensation for all named executive officers (other than Mr. Williams) in fiscal 2018 was higher than in fiscal 2017.

Key financial highlights from fiscal 2018 included:

- Generated **revenue growth of 18%** in the Small Business & Self-Employed Group, **14%** for the Consumer Group and **4%** in the Strategic Partner Group
- Added **over 1 million** QuickBooks Online subscribers
- Grew Online Ecosystem revenue **40%** to $1.2 billion
- **Generated total stockholder return (TSR) of 50%** during fiscal 2018, with **annualized five-year TSR of 27.5%**, which was in the top decile of S&P 500 constituents during the last five years

Other key accomplishments for fiscal 2018 included:

- **Leveraging the One Intuit Ecosystem** to achieve synergies for our customers through offerings like the ProAdvisor matchmaking platform, TurboTax Live, and our TurboTax Self-Employed bundle
- Earning employee engagement and customer satisfaction scores that continued to reflect best-in-class levels, including being chosen as one of Fortune Magazine's "**100 Best Companies to Work For**" for the 17th consecutive year
- Using our matchmaking platform, which we provide as a service to help make our accountant partners and our small business customers more successful, to increase the number of small business customers working with an accountant to 58 percent, **up five points as compared to the prior year**, while at the same time, providing accountants three times the number of leads that they had received from us in prior years

EXECUTIVE COMPENSATION HIGHLIGHTS

- **In fiscal 2018, we paid cash bonuses at 118% of target**, which was the same as the company-wide funding level, without individual adjustment. This decision recognizes the inter-connectedness of all business lines within the "One Intuit Ecosystem" and emphasizes officers' inter-dependence rather than their individual performance.

- **On average, 93.5% of the fiscal 2018 total direct compensation of the Named Executive Officers who were serving at the end of the fiscal year was performance-based**, with 95% of Mr. Smith's compensation being performance-based.

- **Intuit achieved strong five-year TSR that exceeded the broad market.** Our annualized TSR from the beginning of fiscal year 2014 through the end of fiscal year 2018 was 27.5%. In contrast, the S&P 500 index had annualized returns of 13.1% over the same period.

- **The CEO's salary and bonus target were not increased for 2019, despite his outstanding fiscal 2018 performance**, as the Compensation Committee determined those targets appropriately reflect his role and the comparable labor market. In addition, Mr. Smith's service-based RSUs and Relative TSR RSUs are subject to a holding period in the form of an automatic one-year deferral of the release of the underlying shares after vesting to increase his long-term alignment with stockholders.

- **The vesting schedule of service-based equity for all Intuit employees, including the Named Executive Officers, was increased from three to four years.** Beginning with July 2018 annual awards, all service-based RSU and option awards will vest over four years. For RSUs, 25% of the shares will vest after one year, and the remainder will vest quarterly for the remaining three years. For options, 25% of the shares will vest after one year, and the remainder will vest monthly for the remaining three years. This change was made for better alignment with the practices of our peers.

2018 "SAY-ON-PAY" ADVISORY VOTE ON EXECUTIVE COMPENSATION

Intuit has provided stockholders with an advisory vote on executive compensation in each of the last six years. At our 2018 Annual Meeting of Stockholders, approximately 96.1% of the votes cast in the "say on pay" advisory vote were "FOR" approval of our executive compensation. The Compensation Committee evaluated the results of the 2018 advisory vote together with the other factors and data discussed in this CD&A in determining executive compensation policies and decisions.

We value the opinions of our stockholders and seek their input as part of our regular stockholder outreach efforts. The feedback we received from stockholders regarding our executive compensation program was generally positive.

After evaluating the outcome of the 2018 advisory vote, stockholder feedback, and input from our independent compensation consultant, the Compensation Committee determined that our executive compensation programs are aligned with our compensation philosophy and company strategy, and decided not to make any material changes to those programs, beyond the change to vesting schedules for service-based equity awards.

> We value the opinions of our stockholders and seek their input as part of our regular stockholder outreach efforts.

The Compensation Committee will continue to consider stockholder feedback, input from our independent compensation consultant, and the outcomes of future say-on-pay votes, when considering our executive compensation programs and policies and making compensation decisions for our Named Executive Officers.

Compensation Philosophy and Objectives

OUR GUIDING PHILOSOPHY

In setting policies and practices regarding compensation, the guiding philosophy of the Compensation Committee is that our compensation programs should:

Help achieve our corporate growth and business strategy **1**	Compensate our executives based on both company performance and individual performance **2**	Enable Intuit to hire, retain and motivate talented executives with proven experience in an increasingly competitive market **3**	Have a greater portion of NEO pay opportunity tied to short- and long-term incentive programs than for other Intuit employees, because our NEOs – as leaders of key business units or functions – have the ability to directly influence overall company performance **4**

OUR STRATEGIES

We use a mix of cash and equity incentives. The Compensation Committee believes that both cash and equity incentives are important to an effective compensation structure. Annual cash incentives reward executives for short-term operating results, while equity incentives motivate executives to execute on our long-term strategic plan in order to increase stockholder value.

We consider a diverse set of factors in determining compensation opportunities and incentive awards. In determining the amount of cash and equity incentives our officers receive, the Compensation Committee considers each officer's total compensation to assess the program's overall value in incentivizing and retaining that officer. The committee also considers other relevant factors, such as market data, internal parity, succession planning, exceptional capability, and stockholder and proxy advisor perspectives.

We manage our equity compensation programs to provide competitive rewards that are commensurate with results delivered. The Compensation Committee considers measures related to dilution, burn rate, and the cost of the equity incentive program as compared to peers, while recognizing the need — in a competitive labor market — to hire the world's top talent, including top data scientists and mobile engineers, to create products that delight our customers while doing the best work of their lives.

Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations

The Compensation Committee has the authority to retain independent consultants and other experts to assist it in fulfilling its responsibilities. The committee has engaged the services of FW Cook, a national executive compensation consulting firm, to review and provide recommendations concerning Intuit's executive compensation program. FW Cook performs services solely on behalf of the Compensation Committee and interacts with the company and management only in the course of performing those services. As described below under "Fiscal 2018 Peer Group," FW Cook assists the committee in defining our peer group, which is used as context for evaluating our relative executive compensation levels and our practices for making compensation decisions. FW Cook also assists the committee in comparing our director compensation program and practices against those of our peers.

FW Cook attended all meetings of the Compensation Committee as its independent advisor, responding to committee members' inquiries and refining their analysis based on these questions. The Compensation Committee has assessed the independence of FW Cook pursuant to Nasdaq and SEC rules, and concluded that FW Cook is independent and that no conflict of interest exists that would prevent FW Cook from independently representing the Compensation Committee.

The Compensation Committee also received support from Intuit's human resources leaders in analyzing and establishing Intuit's compensation programs for fiscal 2018. Members of Intuit's management and staff, including the Chief People and Places Officer, members of her staff, and internal Intuit counsel, attend a portion of each meeting of the Compensation Committee.

Mr. Smith, our Chairman, President and Chief Executive Officer, provided recommendations to the committee regarding the cash and equity compensation of his executive staff (including Named Executive Officers), succession planning, organizational development, and the use of incentive compensation to drive Intuit's growth and support the ecosystem business model.

Mr. Smith also provided a self-review to the Compensation Committee to aid its evaluation of his performance.

The Compensation Committee determines the compensation for Mr. Smith after obtaining information and input from FW Cook and conferring with the Board without Mr. Smith present. In determining compensation for other Named Executive Officers, the committee considers Mr. Smith's recommendations. Although the Compensation Committee receives advice and recommendations, the committee is solely responsible for making the final decisions on compensation for the Named Executive Officers.

Fiscal 2018 Peer Group

PEER GROUP COMPOSITION

Each year the Compensation Committee works with its independent compensation consultant to determine appropriate peer companies for benchmarking our executive compensation program. In choosing the peer group, the committee has two primary objectives:

First, to confirm that our peer group is relevant and includes companies:

- with which we compete for executive and technical software development talent;
- of similar scope and complexity;
- of similar size, measured by revenue and market capitalization; and
- that use similar compensation models (including the mix of cash, equity and short and long-term incentives).

Second, to create a sufficiently robust set of peers to ensure a degree of continuity year-over-year to avoid statistical distortion.

Using these objectives, FW Cook recommended a fiscal 2018 peer group of 14 companies with the following characteristics:

Criteria for Fiscal 2018 Peer Group	Characteristics
Technology companies with headquarters in California	All are California technology innovators that Intuit competes with for executive talent.
Comparable pay models	All peer group members use a mix of base salary, annual cash awards and some form of equity grant to compensate executives.
Size	Peer companies generally fall within a range of similar revenue between 0.4 and 2.5x and company market-capitalization value between 0.33 and 3.0x.
Year-over-year continuity	One company (Yahoo!) was removed from the peer group in fiscal year 2018, after it was acquired by Verizon.

FW Cook reviewed these criteria with the Compensation Committee in May 2018, and the committee determined that the following companies would make up the compensation peer group for fiscal 2018 and fiscal year-end 2018 decisions.

2018 Compensation Peer Companies

Adobe Systems, Inc.	Electronic Arts, Inc.	PayPal Holdings, Inc.	Twitter Inc.
Activision Blizzard, Inc.	Juniper Networks, Inc.	Salesforce.com, Inc.	VMware, Inc.
Autodesk, Inc.	NetApp, Inc.	Symantec Corporation	
eBay Inc.	Netflix, Inc.	Tesla Motors, Inc.	

All compensation decisions made in July 2018 relied on this peer group. Any discussion about components of executive officers' compensation that occurred at the beginning of the fiscal year (including, for example, their salaries) relied on the peer data from the peer group approved by the Compensation Committee in May 2017, which was the same group of companies, except that it also included Yahoo!, before it was acquired by Verizon.

HOW PEER GROUP DATA WAS USED

The Compensation Committee used the publicly reported information regarding named executive officer compensation from these companies as a reference point in assessing compensation levels for Intuit's Named Executive Officers. The committee then considered each individual officer's role and scope of responsibilities relative to comparable positions at Intuit's peers. Based on this information, the committee reviewed Intuit's executive compensation programs and practices, and analyzed each Named Executive Officer's base pay, cash bonus and equity awards. There is no targeted benchmark level of compensation.

Components of Compensation

OVERVIEW

The components of Intuit's executive compensation program for fiscal 2018 are as follows:

Component	Primary Purpose
Base Salary	Provides the security of a competitive fixed cash payment for services rendered
Annual Cash Bonuses	Reward achievement of annual company operating goals, including revenue and non-GAAP operating income. The funding percentage for all Named Executive Officers was determined based on the company's achievement of True North Goals and is equal to the bonus funding percentage for the broader Intuit population, in keeping with our "One Intuit Ecosystem" business strategy.
Long-Term Incentives	Motivate and reward executives based on Intuit's absolute performance and performance relative to peers, and value delivered to Intuit stockholders through stock price appreciation.
50% **Relative TSR RSUs**	**Relative TSR RSUs** retain and align executives with stockholders for a minimum of three years, and offer upside for strong positive returns to stockholders relative to similar alternative investments over 12-, 24- and 36-month periods.
25% **Service-based RSUs**	**Service-based RSUs** retain executives and provide alignment with stockholders' interests during the vesting term (subject to achievement of a one-year GAAP operating income hurdle).
25% **Stock Options**	**Stock Options** retain and motivate executives to build stockholder value over the life of the option, since options deliver value only if Intuit's stock price appreciates after they are granted.

The Compensation Committee conducts its annual review process near the end of each fiscal year to determine each executive's cash bonus, equity awards and any adjustments to base salary and target cash bonus opportunities for the following year. This timing allows the committee to consider the company's TSR performance to date and financial results for the fiscal year.

BASE SALARY

Each July, the Compensation Committee reviews the base salaries of our Named Executive Officers in the context of the compensation information provided by FW Cook, the committee's independent compensation consultant. The goal of this review is to determine whether the base salaries of our Named Executive Officers are competitive with our compensation peer group and to ensure those salaries reflect each executive's role, responsibilities, experience and performance. Fiscal 2019 base salary decisions for each of our Named Executive Officers are described under "Compensation Snapshot for Each NEO" below.

ANNUAL CASH BONUSES

Intuit uses cash bonuses to reward achievement of annual company financial performance and individual strategic and operational objectives, all of which align with stockholder value. These bonuses are determined by a multi-step process.

At the beginning of the fiscal year:

Bonus targets are established. Each Named Executive Officer has an annual bonus target that is a stated percentage of base salary. The Compensation Committee set 2018 bonus targets in July 2017 based on the scope and significance of each executive's leadership role at Intuit, as well as a review of market data.

Senior Executive Incentive Plan performance hurdle is established. Cash bonuses for our Named Executive Officers are generally awarded under the SEIP, a stockholder-approved plan that was intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (before the Code was amended, as part of the Tax Cuts and Jobs Act, generally effective for taxable years beginning after December 31, 2017) as described in more detail below. SEIP participants are determined in the first quarter of the fiscal year. In fiscal 2018, participants included the CEO, the Chairman of the Executive Committee, and all Executive Vice Presidents at that time. (Ms. Clatterbuck was promoted to Executive Vice President, Chief Financial Officer on February 1, 2018, so she participated in the general employee bonus plan in fiscal 2018.)

Each year, the Compensation Committee sets a company performance target that must be achieved in order for any SEIP participant to be eligible to receive a cash bonus under that bonus program. In July 2017, the committee established a company GAAP operating income target of $800 million as the minimum performance hurdle for any Named Executive Officer to be eligible for a cash bonus under the SEIP, and set the maximum payout at 250% of a participant's target award.

SEIP bonus pool funding formula is determined. Baseline funding of the SEIP is based on company-wide performance against a formula that includes specific revenue and non-GAAP operating income targets. The Compensation Committee set two aggressive, equally weighted performance goals — one based on Intuit's revenue and the other on non-GAAP operating income. (See the table on page A-3 of this proxy statement for a reconciliation of non-GAAP measures.) The fiscal 2018 revenue goal reflected growth of 12.6% over actual performance in fiscal 2017, and the non-GAAP operating income goal reflected 12.7% growth over actual performance in fiscal 2017. The committee believes these objective measurements serve as clear goals for management to drive both innovation and responsible cost-management.

At the end of the fiscal year:

Achievement of SEIP performance hurdle is certified. At the close of fiscal 2018, the Compensation Committee certified that Intuit had exceeded the $800 million GAAP operating income threshold. Accordingly, each participant in the SEIP was eligible, but not entitled, to receive a cash bonus under that plan.

Fiscal 2018 baseline bonus funding is determined. The following table shows how Intuit actually performed against the two goals approved by the Compensation Committee at the beginning of the fiscal year.

Based on these results, the formula yielded a baseline funding of the SEIP of 124.7% of target.

Measure Weighting	Revenue (50% weighting)		Non-GAAP Operating Income (50% weighting)		Total (100%)
	FY18 Revenue[1] ($ Billions)	Bonus Pool Funding as a Percent of Target*	FY18 Operating Income[1] ($ Billions)	Bonus Pool Funding as a Percent of Target*	Baseline Company Performance as a Percent of Target[2]
Maximum	$6.02	150%	$2.02	150%	150%
	$5.96	133%	$2.00	133%	133%
	$5.89	117%	$1.98	117%	117%
Target	**$5.83**	**100%**	**$1.96**	**100%**	**100%**
	$5.73	97%	$1.92	97%	97%
	$5.63	93%	$1.89	93%	93%
	$5.54	90%	$1.86	90%	90%
	$5.49	75%	$1.84	75%	75%
	$5.39	45%	$1.81	45%	45%
	$5.29	15%	$1.78	15%	15%
Threshold	$5.25	—%	$1.76	—%	—%
Actual 2018 performance and funding percentages	**$5.95**	**130.3%**	**$1.98**	**119.2%**	**124.7%**

* Linear interpolation between defined points. Fiscal 2018 revenue and operating income dollar figures above are rounded to the nearest ten million. The Bonus Pool Funding as a Percent of Target is calculated using dollars in millions. Thus, actual results may vary slightly from the figures presented above.

(1) Financial performance for fiscal 2018 is based on ASC 605 results. Revenue was adjusted to exclude amounts associated with an acquisition during the year.

(2) This represents a baseline for the funding of the SEIP. The Compensation Committee has discretion to determine the actual SEIP payment levels for each participant in an amount not to exceed 250% of the participant's base salary or $5 million.

Bonus funding is approved. Based on its assessment of performance for fiscal 2018, and taking into account the recommendation of the CEO, the Compensation Committee set funding for the SEIP at 118% — the same level as had already been approved for the bonus pool applicable to Intuit employees generally, and below the baseline formulaic funding level.

In setting this funding level, the committee determined that Intuit had met or exceeded expectations with respect to our four True North stakeholders (employees, customers, partners and stockholders), by achieving the following outcomes in fiscal 2018:

- Maintained employee engagement scores at best-in-class levels, as measured by an independent employee engagement analytics firm;
- Maintained our ranking on Fortune magazine's "100 Best Companies to Work For" survey at #13, and ranked #1 in three regions outside the U.S.;
- Attained improved customer satisfaction, as measured by net promoter scores, for both our QuickBooks Online and TurboTax products;
- Grew QuickBooks Online subscribers in the U.S. by 38% and outside the U.S. by 62%;
- Used our matchmaking platform, which we provide as a service to help make our accountant partners and our small business customers more successful, to increase the number of small business customers working with an accountant to 58 percent, up five points as compared to the prior year, while at the same time providing accountants three times the number of leads that they had received from us in prior years; and
- Grew the stock price at a higher rate than that of the Nasdaq Composite or S&P 500.

Named Executive Officer bonus awards are determined. The Compensation Committee determined that each Named Executive Officer (excluding Mr. Williams, who retired earlier in the year) would receive a bonus equal to 118% of target. The committee believes aligning the short-term incentives paid to the Named Executive Officers with those paid to the rest of our employees reinforces our One Intuit Ecosystem business strategy and promotes a boundary-less approach to driving Intuit-wide outcomes.

The fiscal 2018 bonus payouts for each of our Named Executive Officers were as follows:

Name	Salary ($)	Target Bonus as a Percent of Salary (%)	Target Bonus ($)	Actual Bonus as a Percent of Target Bonus (%)	Actual Bonus ($)
Brad D. Smith	1,000,000	175%	1,750,000	118%	2,065,000
Michelle M. Clatterbuck[1]	570,385	83%	475,000	118%	560,500
Laura A. Fennell	675,000	90%	607,500	118%	716,850
Sasan K. Goodarzi	750,000	100%	750,000	118%	885,000
H. Tayloe Stansbury	675,000	90%	607,500	118%	716,850
R. Neil Williams	750,000	100%	750,000	—%	—

(1) Ms. Clatterbuck's bonus calculation was based on the weighted average of her 60% bonus target for her prior role for the first half of the fiscal year, and her 100% bonus target for her role as CFO for the second half of the year.

LONG-TERM INCENTIVES

For the fiscal 2018 annual awards, which were granted in July 2018, our Named Executive Officers received half of their annual equity grant value in Relative TSR RSUs, and the other half was split evenly between service-based RSUs and stock options. (The value of equity grants is measured based on grant date fair value.)

Relative TSR RSUs

Our Relative TSR RSUs align the interests of award holders and stockholders by rewarding award holders for better than average stockholder return compared to a pre-established peer group. Specifically, target shares are earned only if we achieve a TSR ranking at the 60th percentile or above in our TSR peer group. These performance-based awards ensure that a significant share of our executives' equity compensation is contingent upon future outperformance compared to a peer group.

Vesting. Relative TSR RSUs cliff vest after a three-year period and are earned based on Intuit's TSR over a three-year period compared to TSR among companies in a pre-established peer group, with three discrete performance periods covering 12, 24 and 36 months. Shares earned based on the 12- and 24-month relative TSR performance periods have an additional service-based vesting requirement, since they do not vest until the end of the 36-month period. The three-year vesting schedule serves as a retention incentive and as a means of measuring and requiring maintenance of longer-term stock price performance. Subject to pro-rata retirement vesting, if an executive chooses to terminate his or her employment before the end of the three-year period, all of the Relative TSR RSUs subject to that award will be forfeited.

Intuit employees who are at least 55 years old and have worked for the company for at least 10 full years are considered "retirement eligible" under the terms of these awards, which provides some additional benefits, as further described below under "Potential Payments Upon Termination of Employment or Change in Control."

Mr. Smith's award includes a holding period, in the form of an automatic deferral of the release of the shares that he earns under the relative TSR RSU awards for one year after the shares vest, to ensure longer term alignment with stockholders and accountability for strategic decision-making. Except in certain limited circumstances (death, disability or a change in control), the deferral period generally applies to vested shares even if Mr. Smith terminates service with the company.

Performance goals. The Compensation Committee chose to target the 60th percentile position to ensure that Intuit must perform better than the majority of the relative TSR peers before executives can earn the target number of shares. The use of discrete measurement periods of 12, 24 and 36 months aims to minimize the potential impact of short-term share price volatility over the duration of the three-year performance period. The Compensation Committee believes this approach focuses Named Executive Officers on long-term stockholder return.

TSR Peers. The "TSR Peers" were identified using objective selection criteria recommended by FW Cook, our independent compensation consultant. All are U.S.-based public companies within Intuit's General Industry Classification Standard ("GICS") code as it was defined and constituted as of May 31, 2018 that have market capitalization and revenue greater than 0.25x Intuit's, plus H&R Block, which is a direct, size-relevant competitor. The Compensation Committee believes that having 39 TSR Peers ensures that, even in the event of mergers or acquisitions, Intuit will have a robust peer group for purposes of comparing TSR.

The TSR Peers represent a wider software company sample than the companies we compete with directly for talent; this is not the same as the peer group used to benchmark executive compensation. The TSR Peers were chosen so that the Relative TSR RSUs will reward the Named Executive Officers based on objective measurement of Intuit's one-, two- and three-year returns compared to similar companies in which an Intuit stockholder might reasonably be expected to invest.

The TSR Peers are:

Relative TSR Peer Companies

Accenture plc	Electronic Arts, Inc.	PayPal Holdings, Inc.
Activision Blizzard, Inc.	Facebook, Inc.	Red Hat, Inc.
Adobe Systems Incorporated	Fidelity National Info Services, Inc.	salesforce.com, Inc.
Akamai Technologies, Inc.	First Data Corporation	ServiceNow, Inc.
Alphabet Inc.	Fiserv, Inc.	Square, Inc.
Autodesk, Inc.	FleetCor Technologies, Inc.	Symantec Corporation
Automatic Data Processing, Inc.	Global Payments Inc.	Synopsys, Inc.
Broadridge Financial Solutions, Inc.	H&R Block, Inc.	Total System Services, Inc.
CA, Inc.	IBM Corporation	Twitter Inc.
Citrix Systems, Inc.	Mastercard Incorporated	Visa Inc.
Cognizant Technology Solutions	Microsoft Corporation	VMware, Inc.
DXC Technology Company	Oracle Corporation	Workday, Inc.
eBay Inc.	Paychex, Inc.	Worldpay, Inc.



The following changes were made to the Relative TSR peer group for Relative TSR RSUs granted in fiscal 2018:

Seven 2017 TSR peer companies were removed in the fiscal 2018 award design because they no longer met the objective size requirement or were acquired:

Alliance Data Systems Corporation
Amdocs Limited
Cadence Design Systems
Check Point Software Technologies, Ltd.
Computer Sciences Corporation
Gartner, Inc.
Vantiv, Inc.

Four companies that meet the size requirement were added:

Akamai Technologies, Inc.
Broadridge Financial Solutions, Inc.
Square, Inc.
Worldpay, Inc.

How payouts link to performance. A "target" payout is earned when Intuit's performance is at the 60th percentile of the TSR Peers for the applicable performance period. Payouts can range from 200% of target (if Intuit's TSR reaches the 100th percentile of the TSR Peers for the performance period) to as low as 0 (if performance is below the 25th percentile of the TSR Peers for the performance period). However, in order to avoid particularly large awards for outperforming peers in a declining market when Intuit's stockholders do not earn a positive return, payouts are capped at 100% of target if absolute TSR is negative over any of the three performance periods. The table below summarizes the relationship between relative TSR performance and the percent of target that may be earned under these awards:

TSR Performance Relationship

	← NO SHARES EARNED →	Threshold		Target	Maximum
Intuit's TSR Percentile Rank (1)(2)		25th	50th	60th	100th
Shares Earned as a Percent of Target (3)		40%	90%	100%	200%

(1) Linear interpolation between defined points.

(2) The stockholder return of both Intuit and the TSR Peers is measured using a thirty trading-day average at the start and the end of each performance period, to reduce the effect of daily stock market volatility on these measurements.

(3) Payouts capped at 100% if absolute TSR is negative over any of the three performance periods.

Dividends. Recipients of Relative TSR RSUs, including the Named Executive Officers, are provided dividend-equivalent rights in conjunction with these awards, but the dividends are not paid until the shares vest and are issued. Dividend-equivalent rights on Relative TSR RSUs that fail to vest are forfeited.

Service-Based RSUs

In fiscal 2018, 25% of the total value of the executive officers' annual year-end equity awards was made in the form of service-based RSUs. These RSUs provide a link to stockholders' interests because their value tracks with changes in stock price. They also serve as a long-term incentive for officers to remain with Intuit, since service-based RSUs have no value unless the recipient stays with Intuit through the vesting period.

Service-based RSUs for Executive Vice Presidents and the CEO also have a performance component. Intuit must achieve a one-year GAAP operating income hurdle before the awards will begin to vest. This provision allowed the awards granted on or before November 2, 2017 to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code (before Section 162(m) was amended, as part of the Tax Cuts and Jobs Act, generally effective for taxable years beginning after December 31, 2017). For awards granted in July 2018, the Compensation Committee established a company GAAP operating income target at the time of grant.

Service-based RSUs granted beginning in July 2018 generally vest over four years, with one-fourth of the shares vesting in July of 2019, subject to achievement of the one-year GAAP operating income hurdle and continued service, and the remainder vesting quarterly thereafter. This is a change from service-based RSUs granted prior to July 2018, which vested annually over three years. Mr. Smith's

awards include a holding period, in the form of an automatic deferral of the release of the shares that he earns under the service-based RSU awards for one year after the shares vest, to support longer-term alignment with stockholders. Except in certain limited circumstances (death, disability, retirement or a change in control), the deferral period generally applies to vested shares even if Mr. Smith terminates service with Intuit.

Intuit employees who are at least 55 years old and have worked for Intuit for at least 10 full years are considered "retirement eligible" under the terms of these awards. Upon retirement, an eligible recipient of service-based RSUs is entitled to pro-rata vesting based on the number of full months of service over the award term. Beginning in fiscal 2018, service-based RSU awards to retirement-eligible employees provided for a different four-year vesting schedule, such that they vest as to 12.5% of the award on December 31 of the year of grant, and quarterly thereafter. The Compensation Committee made this change to the vesting schedules to simplify the employment tax withholding obligations associated with these awards.

Intuit employees (including the Named Executive Officers) are provided dividend-equivalent rights in conjunction with RSU awards, but the dividends are not paid until the shares vest and are issued. Dividend-equivalent rights on RSUs that fail to vest are forfeited.

Stock Options

In fiscal 2018, 25% of the total value of the executive officers' annual equity awards was provided in the form of non-qualified stock options. Stock options become valuable only if the price of Intuit stock appreciates after they are granted, so they align option holders with the specific goal of increasing stockholder value. Beginning in fiscal 2018, stock options vest over four years of continued service, with 25% of the shares vesting after one year and 2.083% of the shares vesting each month thereafter until fully vested, so long as the executive officer continues to work at Intuit.

Intuit employees who are at least 55 years old and have worked for Intuit for at least 10 full years are considered "retirement eligible" under the terms of these awards. Upon retirement, a recipient is entitled to pro-rata vesting based on the number of full months of service over the award term. Other employees forfeit their unvested options if they terminate employment with Intuit before the end of the four-year vesting period.

HOW EQUITY GRANT VALUES WERE DETERMINED

The Compensation Committee considers multiple factors in determining the size of an executive's equity awards, including annual performance ratings, retention value of current equity holdings, and equity award values for executives with similar roles at peer companies. Only executives with a performance rating of "strong" or "outstanding" for the relevant year are eligible for equity awards; a rating of "outstanding" will, for any given role, generally result in a larger equity grant than any other rating. The committee exercises its judgment and discretion, and also considers the recommendations of the CEO, in setting specific awards for our Named Executive Officers. All annual equity granted to our Named Executive Officers reflects the portfolio mix of 50% Relative TSR RSUs, 25% time-based RSUs, and 25% stock options discussed above.

The value of the equity granted to Mr. Smith was determined based on a review by the Compensation Committee of data provided by FW Cook, in addition to the committee's own subjective assessment of Mr. Smith's many years of outstanding performance as CEO. To determine the size of the equity awards for other executive officers, the committee used data provided by FW Cook, which estimated the range of grant values provided to executives in comparable positions at companies within Intuit's compensation peer group, as discussed above. The committee then considered the CEO's recommendations in order to determine where within the applicable range each executive's equity grant value would fall. The committee gives considerable weight to the CEO's recommendations because he has direct knowledge of each Named Executive Officer's performance and contributions.

The realization of the executives' grant date equity values is subject to a significant amount of performance risk, and the amount actually earned over the next several years could be significantly lower if Intuit's absolute and relative TSR (compared against the TSR Peers) are not strong. The challenging nature of Intuit's performance-based equity goals is illustrated by the 60th percentile TSR target.

The fiscal 2018 equity decisions for each of our Named Executive Officers are described under "Compensation Snapshot for Each NEO" on the following pages.

Fiscal 2018 Compensation Actions

COMPENSATION SNAPSHOT FOR EACH NEO

Brad Smith
Chairman, President and Chief Executive Officer



SUMMARY

Mr. Smith's total compensation for fiscal 2018 of $21.072 million represents a 28.6% increase from his fiscal 2017 total compensation, and positions his pay at approximately the 65th percentile of Intuit's compensation peers. These compensation decisions reflect Mr. Smith's sustained outstanding performance. The Compensation Committee believes this compensation package appropriately rewarded Mr. Smith for Intuit's outstanding year, our five-year transformation, and robust annualized TSR of 50% for one year and 27.5% for five years, with five-year TSR in the top decile of the S&P 500. The committee believes the decisions described below reflect an appropriate increase from the prior year, especially because Mr. Smith's fiscal 2017 compensation had reflected a decrease compared to fiscal 2016.

JULY 2018 COMPENSATION DECISIONS

After assessing Mr. Smith's performance, as described below, the Compensation Committee consulted with the Board, without Mr. Smith present, and made the decisions described below with respect to his compensation.

Fiscal 2018 Bonus Award: 118% of target, or $2,065,000

– This figure represents the same percentage funding as the company-wide bonus pool. As in 2017, the committee took a "One Intuit Ecosystem" approach by setting bonus funding at the same percentage among senior executives to promote a boundary-less approach to driving Intuit-wide outcomes, and to align with the funding of the company-wide bonus pool.

Fiscal 2018 Target Equity Grant Value: $18,000,000

– divided among Relative TSR RSUs (50% of value), time-based RSUs (25%) and time-based options (25%). Mr. Smith's time-based RSUs and Relative TSR RSUs are subject to a holding period, in the form of an automatic deferral of the release of the shares that he earns under the awards for one year after the shares vest, to ensure long-term alignment with stockholders. The total value of the equity grant was an increase of $3.75 million over 2017 to recognize both high performance over fiscal 2018 and the company's multi-year transformation to a subscription-driven multi-product ecosystem strategy.

Fiscal 2019 Base Salary: $1,000,000

– no change from fiscal 2018.

Fiscal 2019 Bonus Target: 175% of base salary

– no change from fiscal 2018.

PERFORMANCE ASSESSMENT

The Compensation Committee assessed Mr. Smith's impact on the one-year performance of the company and our major business units and on Intuit's longer-term goals, including strategic plans. Based on this assessment, the committee rated Mr. Smith's performance as outstanding.

Short-Term Goals

The Compensation Committee determined that Mr. Smith delivered outstanding performance with respect to the annual goals established by the committee early in fiscal 2018, relating to the revenue growth, operating income growth and Mr. Smith's leadership results.

Revenue and operating income growth. Fiscal year revenue was $6 billion, representing 15% annual growth. This growth was fueled by 18% growth in the Small Business and Self-Employed Group and 14% growth in the Consumer Group. GAAP operating income was $1.5 billion, versus $1.4 billion in fiscal 2017, and non-GAAP operating income was $2.0 billion, up 14% versus the prior year.

Leadership Results. The committee observed that Mr. Smith delivered outstanding performance in achieving his goals, including:

- **Delivering awesome customer experiences that create delight and increase share**, as measured by all employees engaging with customers and receiving refreshed training to identify and deliver customer benefits, strong customer net promoter scores, improved first-use experiences, and successful launch of new products, including TurboTax Live;

- **Continuing to build a high-performing organization and a great environment for the best talent**, as measured by strong employee engagement scores and attrition rates better than peers; and

- **Continuing to lead and develop a robust culture of compliance**, as demonstrated through continuous enhancements to Intuit's compliance processes and capabilities, and realignment of the compliance team within the legal and compliance organization.

Long-Term Goals

The Compensation Committee determined that Mr. Smith delivered outstanding progress toward the longer-term goals it established early in fiscal 2018, including implementation of a long-term plan to accelerate Intuit's growth track and execution of a multi-year leadership strategy.

Long-term strategic plan to accelerate the company's growth track. The committee recognized Mr. Smith's leadership in establishing Intuit's new mission and One Intuit Ecosystem strategy and ensuring that leaders and employees understand the connection between their work and Intuit's goals. It also noted that Intuit aligned organizational talent and resources around the refreshed strategy, in part by creating and empowering new cross-ecosystem leadership roles. In fiscal 2018, Intuit also continued to activate the ecosystem by connecting its customers, partners and products across traditional business lines through solutions like TurboTax Live, the TurboTax Self-Employed bundle, and the ProAdvisor matchmaking platform. The committee also noted Mr. Smith's focused deployment of resources to accelerate critical technology, platform, and brand initiatives designed to enhance the long-term One Intuit Ecosystem strategy.

Multi-year leadership strategy. The committee assessed Mr. Smith's progress against his multi-year leadership strategy, focusing on management development and succession plans, trends for employee engagement, and customer experience results. The committee recognized Mr. Smith's performance in growing and developing the management team and technical talent while maintaining best-in-class employee engagement scores and strong customer satisfaction scores in several key businesses.

Other Named Executive Officers

The Compensation Committee determined the compensation for Intuit's other Named Executive Officers based on each executive's leadership in achieving the company's one-year operating plan and making significant progress toward longer-term strategic plans. In evaluating these executives and determining each of their overall performance ratings, the committee considered:

- the performance evaluation and pay recommendations made by the CEO, which took into account the performance of each executive's business unit or functional group, the executive's leadership capability, and the importance of retaining the executive; and

- the scope, degree of difficulty and importance of the executive's responsibilities.

The committee gives considerable weight to the evaluation provided by the CEO because of his direct detailed knowledge of each Named Executive Officer's performance and contributions. However, the committee has the sole responsibility for determining Named Executive Officer compensation.

Like the CEO, each of the other Named Executive Officers received a bonus of 118% of his or her target bonus, consistent with the funding level of the company-wide bonus pool. The committee increased each of the other Named Executive Officers' salaries between 3.7% and 7.7% in order to better align their cash incentive compensation with that of our compensation peers and decided to maintain bonus target percentages at their fiscal 2018 levels.

Michelle Clatterbuck

Executive Vice President and Chief Financial Officer, effective February 1, 2018



PERFORMANCE ASSESSMENT

The Compensation Committee determined that Ms. Clatterbuck delivered strong performance in her new role for the second half of fiscal 2018. Under her leadership, Intuit's finance team continued to build strong partnerships with the company's business units and external stakeholders to achieve excellent results. The committee recognized Ms. Clatterbuck's strategic business acumen and operational rigor, as well as her contributions to the growth of Intuit's stock price.

JULY 2018 COMPENSATION DECISIONS

Fiscal 2018 Bonus Award: 118% of target, or $561,000

– Ms. Clatterbuck's bonus calculation was pro-rated, such that it was based on the weighted average of her bonus target for her prior role for the first half of the fiscal year and her bonus target for her current role as CFO for the second half of the year.

Fiscal 2018 Target Equity Grant Value: $6,000,000

Fiscal 2019 Base Salary: $700,000

– an increase of $50,000, or 7.7%

Fiscal 2019 Bonus Target: 100% of base salary

– no change

In addition to the July 2018 decisions described above, Ms. Clatterbuck was awarded a service-based RSU grant with a value of $2,000,000 in March 2018, in connection with her promotion to Executive Vice President, Chief Financial Officer.

Laura Fennell

Executive Vice President and Chief People & Places Officer



PERFORMANCE ASSESSMENT

The Compensation Committee determined that Ms. Fennell delivered outstanding performance in her role as Executive Vice President, General Counsel and Corporate Secretary, where she led Intuit's legal, compliance, privacy, information security and government affairs organizations for fiscal 2018. Ms. Fennell demonstrated execution excellence in managing Intuit's legal affairs and information security teams due to her strong business acumen, operational rigor, and ability to build organizational capability. The committee observed that she was well positioned to assume her new role of Executive Vice President, Chief People & Places Officer, which occurred on August 1, 2018.

JULY 2018 COMPENSATION DECISIONS

Fiscal 2018 Bonus Award: 118% of target, or $717,000

Fiscal 2018 Target Equity Grant Value: $6,000,000

Fiscal 2019 Base Salary: $700,000

– an increase of $25,000, or 3.7%

Fiscal 2019 Bonus Target: 90% of base salary

– no change

Sasan Goodarzi

Executive Vice President and General Manager, Small Business & Self-Employed Group



PERFORMANCE ASSESSMENT

The Compensation Committee determined that Mr. Goodarzi delivered outstanding performance during fiscal 2018 in his role as head of Intuit's Small Business & Self-Employed Group. Under his leadership, Small Business & Self-Employed Group revenue grew 18% for the year and QuickBooks Online subscribers grew 43%, to more than 3.4 million. The committee recognized Mr. Goodarzi's contributions to the growth of QuickBooks Online both inside and outside the U.S., as well as the continued improvement in QuickBooks Online's net promoter scores. Finally, the committee recognized Mr. Goodarzi's operational rigor and his ability to inspire and implement change.

JULY 2018 COMPENSATION DECISIONS

Fiscal 2018 Bonus Award: 118% of target, or $885,000

Fiscal 2018 Target Equity Grant Value: $11,000,000

Fiscal 2019 Base Salary: $800,000

– an increase of $50,000, or 6.7%

Fiscal 2019 Bonus Target: 100% of base salary

– no change

Tayloe Stansbury

Executive Vice President and Chief Technology Officer



PERFORMANCE ASSESSMENT

The Compensation Committee determined that Mr. Stansbury delivered outstanding performance in his role as Chief Technology Officer during fiscal 2018. Under his leadership, Intuit has continued to integrate artificial intelligence and machine learning capabilities in both the TurboTax and QuickBooks offerings, and has enhanced security measures and migrated most of our core applications to the cloud. The committee recognized Mr. Stansbury's outstanding technical leadership as well as his focus on recruiting top talent and championing diversity in Intuit's technology ranks.

JULY 2018 COMPENSATION DECISIONS

Fiscal 2018 Bonus Award: 118% of target, or $717,000

Fiscal 2018 Target Equity Grant Value: $6,000,000

Fiscal 2019 Base Salary: $700,000

– an increase of $25,000, or 3.7%

Fiscal 2019 Bonus Target: 90% of base salary

– no change

Neil Williams

Executive Vice President and Chief Financial Officer through January 31, 2018



PERFORMANCE ASSESSMENT

Mr. Williams retired on January 31, 2018, so his fiscal 2018 performance was not assessed, and no compensation decisions were made for him in July 2018.

Mr. Williams is the only Named Executive Officer whose compensation was not more than 90% performance-based in fiscal 2018, because he retired in the middle of the fiscal year and did not receive a cash bonus for fiscal 2018 or equity award during fiscal 2018.

Fiscal 2018 Equity Grants

The following table shows the intended target total annual equity grant value awarded to each Named Executive Officer at the end of fiscal 2018, and the number of Relative TSR RSUs, service-based RSUs and stock options granted based on the fiscal 2018 performance and compensation review process.

The intended values shown in the table may or may not be achieved, depending on whether performance criteria are met and how Intuit's stock price performs over the vesting period.

Name	Total Intended Value of Equity Grant[1]	Relative TSR RSUs (target #) (50% of value)	Service-based RSUs (target #) (25% of value)	Stock Options (#) (25% of value)
Brad D. Smith	$18,000,000	41,000	20,500	88,500
Michelle M. Clatterbuck	$ 6,000,000	13,783	6,923	29,543
Laura A. Fennell	$ 6,000,000	13,783	6,923	29,543
Sasan K. Goodarzi	$11,000,000	25,270	12,693	54,162
H. Tayloe Stansbury	$ 6,000,000	13,783	6,923	29,543
R. Neil Williams	$ –	–	–	–

(1) These values were estimated using data available to the Compensation Committee on July 25, 2018. They do not match exactly the grant date fair values presented in the Fiscal Year 2018 Summary Compensation Table, which were calculated in accordance with FASB ASC Topic 718 and take into account the price of Intuit's common stock on the July 26, 2018 grant date.

PAYOUT OF RELATIVE TSR RSUS GRANTED IN 2015

In July 2015, the Compensation Committee approved the grant to Intuit executives of performance-based RSUs that were tied to relative total stockholder returns over 12-, 24- and 36- month performance periods. In each case, earning and vesting of these 2015 Relative TSR RSUs were based on Intuit's percentile rank for TSR among the TSR peer group established for fiscal 2015, based on the 30-day average closing market price of each member of that peer group at the beginning and the end of each performance period.

The graphic below describes the percent of target that could be earned under these awards based on relative TSR, as well as the actual achievement of the relative TSR performance for each performance period, as certified by the Compensation Committee.



2015 RSU Grants: Actual Outcomes

	Threshold	Target	**Actual**	Maximum
			2015–2016: 73.0 2015–2017: 70.3 2015–2018: 89.2	
Intuit's TSR Percentile Rank[1]	30th	60th	**77.5**	100th
Shares Earned as a Percent of Target[2]	0%	100%	**143.8%**	200%
			2015–2016: 132.9% 2015–2017: 125.7% 2015–2018: 173.0%	

(1) Linear interpolation between defined points

(2) Payouts capped at 100% if absolute TSR is negative over any of the three performance periods

For all of the Named Executive Officers, the table below sets forth the number of 2015 Relative TSR RSUs that vested on September 1, 2018, except for Mr. Williams, whose Relative TSR RSUs vested pro-rata in connection with his retirement in February 2018.

Name	2015 Relative TSR RSUs Vested (#)
Brad D. Smith	95,814
Michelle M. Clatterbuck[1]	–
Laura A. Fennell	37,721
Sasan K. Goodarzi	56,582
H. Tayloe Stansbury	37,721
R. Neil Williams[2]	32,385

(1) Ms. Clatterbuck did not receive an award of Relative TSR RSUs in 2015.

(2) Mr. Williams retired in February 2018. Under the terms of the TSR RSUs, he earned a pro rata number of the 2015 TSR RSUs, which was calculated as a percentage (based on the number of full months of service over the term of the award) of the sum of the number of TSR RSUs earned for each completed performance period and the target number of TSR RSUs that could have been earned for each incomplete performance period.

EFFECT OF EXECUTIVE SUCCESSION ON COMPENSATION OF NAMED EXECUTIVES

In August 2018, Intuit announced that Mr. Smith will be stepping down from his role of President and Chief Executive Officer, effective January 1, 2019, and that Mr. Goodarzi will assume the role of President and Chief Executive Officer at that time. Intuit also announced that Mr. Smith will assume the role of Executive Chairman of the Board.

In October, 2018, the Board of Directors (without Mr. Smith present) made the decisions described below with respect to his compensation as Executive Chairman:

Base Salary, effective January 1, 2019: $750,000

Bonus Target, effective January 1, 2019: 100%

Executive Chairman RSU Grant Value: $3,000,000

The Board of Directors also made the decisions described below with respect to Mr. Goodarzi's compensation as President and Chief Executive Officer:

Base Salary, effective January 1, 2019: $1,000,000

Bonus Target, effective January 1, 2019: 150%

Other Benefits

MANAGEMENT STOCK PURCHASE PROGRAM

To help encourage our executives to own Intuit's stock, Intuit maintains the Management Stock Purchase Program (MSPP). Under the MSPP, employees with a title of director or above (including the Named Executive Officers) may elect to defer up to 15% of their annual incentive bonus, which is then converted into deferred stock units based on the fair market value of Intuit's stock on the date the bonus is awarded. These deferred stock units are fully vested on the grant date, but are not issued in the form of shares until the earlier of the third anniversary of the grant date or the date the executive terminates employment with Intuit. Intuit also grants employees who defer a portion of their annual bonuses an additional RSU for every deferred stock unit purchased through the MSPP, up to a maximum number, as set forth below:

Executive Level	Maximum Number of Matching RSUs
Director	300 RSUs
Vice President	750 RSUs
Executive Vice President or Senior Vice President	1,500 RSUs
Executive Chairman of the Board	2,500 RSUs
Chief Executive Officer	3,000 RSUs

These matching RSUs cliff vest three years after the grant date, or on the recipient's earlier death or disability. This three-year vesting period is intended to assist Intuit in retaining key talent. The RSUs granted pursuant to the MSPP are issued under the 2005 Equity Incentive Plan.

Deferred stock units purchased by employees under the MSPP, as well as any matching RSUs, have dividend-equivalent rights. Dividends on the purchased deferred stock units are paid on the date the shares are issued or the date dividends are paid to the common stockholders of the company, as may be determined by Intuit. Dividends on matching RSUs are paid upon vesting.

NON-QUALIFIED DEFERRED COMPENSATION PLAN

We adopted the Non-Qualified Deferred Compensation Plan (NQDCP), effective January 1, 2008, to meet what were then new restrictions on deferred compensation under Section 409A of the Internal Revenue Code. The NQDCP was designed to generally track the provisions of our 2005 Non-Qualified Deferred Compensation Plan and the original Executive Deferred Compensation Plan that became effective during 2002. No new deferrals or contributions have been made to the 2005 Non-Qualified Deferred Compensation Plan or the original plan since 2007.

The NQDCP provides that executives who meet minimum compensation requirements are eligible to defer up to 75% of their salaries and up to 75% of their bonuses. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We do not guarantee above-market interest on account balances. We may make discretionary employer contributions to participant accounts in certain circumstances; the timing, amounts and vesting schedules of such contributions are at the sole discretion of the Compensation Committee or its delegate. No discretionary employer contributions were made for the benefit of any participant in fiscal year 2018.

Benefits under the NQDCP are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason, or at a later date to comply with Section 409A of the Internal Revenue Code. Participants may elect to receive their payments in a lump sum or installments. Deferrals authorized by an executive and related earnings are always 100% vested. Discretionary company contributions and the related earnings vest as determined by Intuit at the time a particular contribution is made, and in any event vest completely upon the participant's disability or death or a change in control of Intuit.

EMPLOYEE BENEFITS

All employees with a title of director or above (including the Named Executive Officers) are generally eligible to participate in a number of programs that make up Intuit's total compensation package, including health and welfare benefits, executive relocation benefits, our 401(k) Plan with a company-sponsored match component, our Employee Stock Purchase Plan, the NQDCP, and the MSPP. Intuit does not offer a defined benefit pension plan. In connection with Ms. Clatterbuck's appointment to the role of Chief Financial Officer, she received reimbursement for her relocation expenses associated with moving from San Diego, California to the San Francisco Bay Area, in accordance with our executive relocation policy.

TERMINATION BENEFITS

As discussed below under "Potential Payments Upon Termination of Employment or Change in Control," the company has agreed to provide severance payments to Mr. Smith (and, effective upon his January 1, 2019 assumption of the role of President and CEO, Mr. Goodarzi), as well as pro rata accelerated vesting of equity awards to all of our Named Executive Officers, if their employment is terminated under specific circumstances. Intuit agreed to provide these benefits as consideration for each executive's agreement to provide services as an employee. Intuit does not provide excise tax "gross-up" protection in the event that a change-in-control payment is considered an "excess parachute payment" under U.S. tax laws.

Our Compensation Policies and Practices

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy and are intended to provide total compensation that is competitive and relates to both Intuit's performance and the individual performance of our senior executives.

STOCK OWNERSHIP GUIDELINES

Intuit has a mandatory stock ownership program that applies to employees at the senior vice president level and above (including the Named Executive Officers) and to members of the Board. The required ownership levels for our executives were increased as of the beginning of fiscal 2018, and the required ownership level for our non-employee directors was increased during fiscal 2018. To ensure continued alignment of interests among Intuit's management, directors and stockholders, the ownership requirements are as follows:

Role	Minimum Value of Stock Ownership
Chief Executive Officer	10x base salary
Chief Financial Officer and General Managers of the company's two principal business units	5x base salary
Other Executive Vice Presidents	3x base salary
Senior Vice Presidents	1.5x base salary
Board Members	10x standard annual Board retainer ($600,000)
Executive Chairman of the Board	10x base salary

Individuals must comply within five years after becoming subject to the guidelines. In addition, if existing senior officers are promoted to positions with a higher ownership requirement, they have three years to reach that higher level. A senior officer who has not reached the applicable ownership requirement must retain 50% of the shares remaining after payment of any applicable exercise price and tax withholding ("net shares") until compliance is achieved. Any senior officer who has not achieved the applicable ownership requirement by the applicable compliance date must retain 100% of the net shares at the time of vesting of service-based or relative TSR RSUs, or exercise of options, until compliance is achieved. If a Board member has not met the stock ownership requirement by the required date, then 50% of that Board Member's annual cash retainer will be paid in the form of Intuit stock until the required ownership level is reached. As of July 31, 2018, all Named Executive Officers subject to these requirements were in compliance with the revised guidelines, and as of October 31, 2018, all current directors were in compliance with the updated policy.

In addition to these ownership guidelines, Mr. Smith's service-based RSUs and Relative TSR RSUs are subject to a holding period in the form of an automatic one-year deferral of the release of the underlying shares after vesting to increase his long-term alignment with stockholders.

INTUIT'S EQUITY GRANTING POLICY FOR SENIOR EXECUTIVES

Equity grants made to Executive Vice Presidents or Section 16 officers must be approved by the Compensation Committee.

Timing of grants. During fiscal 2018, equity awards to employees generally were granted on regularly scheduled pre-determined grant dates. The CEO and Chief People and Places Officer do not have discretion to set other grant dates for awards made pursuant to their delegated authority. As part of Intuit's annual performance and compensation review process, the Compensation Committee approves stock option and RSU awards to our Named Executive Officers within a few weeks before Intuit's July 31 fiscal year-end.

Option exercise price. The exercise price of a newly granted option (i.e., not an option assumed or substituted in connection with an acquisition) is the closing price on the Nasdaq stock market on the date of grant.

POLICY REGARDING DERIVATIVES, SHORT SALES, HEDGING AND PLEDGING

Intuit's Insider Trading Policy prohibits directors and executive officers from pledging shares on margin, trading in derivative securities of Intuit's common stock, engaging in short sales of Intuit securities, or purchasing any other financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of Intuit securities.

CLAWBACKS

We have "clawback" provisions for cash bonus payments under the SEIP. In the event Intuit issues a restatement of its financial results for any period in the previous three fiscal years with respect to which an SEIP award was paid, and the restatement decreases the level of a performance result previously certified by the Compensation Committee, then in the discretion of the committee, the recipient of each award will be required to return to Intuit an amount equal to the amount of the award that would not have been paid based on the restated financial results.

Our 2005 Equity Incentive Plan also has "clawback" provisions for performance-based equity awards.

Accounting and Tax Implications of Our Compensation Policies

In designing our compensation programs, the Compensation Committee considers the financial, accounting and tax consequences to Intuit as well as the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Compensation Committee and management consider the size and share-based compensation expense of the outstanding and new equity awards relative to our one- and three-year operating plans and relative to market capitalization.

Under Section 162(m) of the Internal Revenue Code, before it was amended under the Tax Cuts and Jobs Act (which amendment became generally effective for taxable years beginning after December 31, 2017), compensation in excess of $1,000,000 per year to Named Executive Officers, other than the Chief Financial Officer, was not tax deductible to Intuit unless certain requirements were met. This $1,000,000 limit did not apply to compensation that was considered "performance-based" under applicable tax rules. Intuit had taken steps to see that most of the executive compensation paid under its incentive programs, including the stockholder-approved SEIP and performance-based RSUs, were designed with the intent that deductibility not be limited by Section 162(m). With the enactment of the Tax Cuts and Jobs Act, the deductibility exemption for performance-based compensation under Section 162(m) has been eliminated. As a result, compensation in excess of $1,000,000 paid to covered executive officers generally will not be deductible unless the compensation qualifies for certain transition relief.

Executive Compensation Tables

Fiscal Year 2018 Summary Compensation Table

The following table shows compensation earned by or granted to our Named Executive Officers during the last three fiscal years, as calculated under SEC rules.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Brad D. Smith Chairman, President and Chief Executive Officer	2018	1,000,000	12,858,012	4,493,437	2,065,000[4][5]	655,289[6]	21,071,738
	2017	1,000,000	9,985,204	3,556,349	1,837,500	10,000	16,389,053
	2016	1,000,000	11,576,785	3,876,600	2,325,000	10,000	18,788,385
Michelle M. Clatterbuck Executive Vice President and Chief Financial Officer	2018	570,385	6,548,231	1,499,996	560,500[5]	147,788[7]	9,326,900
Laura A. Fennell Executive Vice President and Chief People and Places Officer	2018	675,000	4,578,350	1,499,996	716,850[5]	10,000[8]	7,480,196
Sasan K. Goodarzi Executive Vice President and General Manager, Small Business & Self-Employed Group	2018	750,000[4]	8,249,827	2,749,983	885,000[4]	10,000[9]	12,644,810
	2017	750,000	5,999,877	1,999,999	630,000	13,487	9,393,363
	2016	725,000	6,375,080	2,002,837	900,000	225,669	10,228,586
H. Tayloe Stansbury Executive Vice President, Chief Technology Officer	2018	675,000	4,584,634	1,499,996	716,850[5]	11,046[10]	7,487,526
	2017	675,000	4,229,689	1,374,977	567,000	10,314	6,856,980
	2016	625,000	4,586,428	1,413,758	700,000	11,750	7,336,936
R. Neil Williams Executive Vice President and Chief Financial Officer	2018	455,769	–	–	–	6,923[11]	462,692
	2017	750,000	4,124,773	1,374,977	630,000	10,000	6,889,750
	2016	725,000	4,874,996	1,531,585	800,000	10,000	7,941,581

(1) The amount, timing and grant date fair value of these awards are described in more detail in the "Compensation Discussion and Analysis" and are included in the "Grants of Plan-Based Awards in Fiscal Year 2018" table below. In addition to annual stock awards, the amounts above include the fair value of RSUs that Intuit granted in August of each fiscal year to match RSUs that certain Named Executive Officers purchased with amounts deferred from their bonuses earned in the prior fiscal year under the MSPP. Amounts presented in the table above represent the aggregate grant date fair value of awards granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. The grant date fair value of each of the RSU awards was calculated using the closing price of Intuit's common stock on the date of grant. The RSUs that are conditioned on a one-year operating income performance goal will all become subject to service-based vesting if the goal is satisfied, but forfeited in full if it is not. As a result, there is no distinction between the grant date fair value of these awards based upon the probable outcome of such conditions and the value of such awards assuming the highest level of performance conditions is achieved. Likewise, the total grant date fair value of the Relative TSR RSUs that may be earned depending on Intuit's relative TSR, remains the same whether the maximum, target, or below target performance is earned.

(2) The amount, timing and grant date fair value of these awards are described in more detail in the "Compensation Discussion and Analysis" and are included in the "Grants of Plan-Based Awards in Fiscal Year 2018" table below. Amounts presented in the table above represent the aggregate grant date fair value of options granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For information on the valuation assumptions with respect to stock option grants and for a complete description of the valuation of share-based compensation, see Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2018.

(3) These amounts represent the amounts earned for performance under Intuit's SEIP, or in the case of Ms. Clatterbuck, under the Intuit Performance Incentive Plan (IPI), during fiscal 2018 and paid in August 2018. The cash incentive programs are described in more detail in the "Compensation Discussion and Analysis."

(4) The amount includes a deferral at the recipient's election under the Non-Qualified Deferred Compensation Plan. See "Non-Qualified Deferred Compensation for Fiscal Year 2018" for more information.

(5)　The amount includes a deferral of the amount set forth in the table below at the recipient's election under the MSPP. Under the terms of the MSPP, a participant may elect to use a stated portion of his or her annual SEIP (or IPI, as applicable) award to purchase deferred stock units under Intuit's 2005 Equity Incentive Plan. Intuit then matches these purchased units with another grant of RSUs that vests three years from the date of grant. The MSPP is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Name	Executive MSPP Contribution ($)	Deferred Stock Units Reserved for Executive Contribution (#)
Brad D. Smith	309,552	1,467
Michelle M. Clatterbuck	83,982	398
Laura A. Fennell	107,404	509
H. Tayloe Stansbury	107,404	509

(6)　This amount includes $10,000 in matching contributions by Intuit into Mr. Smith's 401(k) plan. It also includes a reimbursement of $645,289 for tax penalties and associated gross-ups as a result of Intuit inadvertently failing to defer the release of Mr. Smith's RSUs (both service-based and Relative TSR RSUs) for the required holding period after they had vested in July 2017, as specified in those awards. Mr. Smith did not sell the shares during the holding period, but the failure by Intuit to defer their release created a tax penalty under Section 409A of the Internal Revenue Code to be paid by Mr. Smith. As this penalty was a result of Intuit's administrative error, which was made without Mr. Smith's knowledge or involvement, Intuit reimbursed Mr. Smith this amount as well as the fees due to his accountant to prepare the necessary amendments to his tax filings. This figure also reflects a gross-up of these amounts, in the amount of $355,871, so that Mr. Smith would not be adversely affected financially as a result of Intuit's error.

(7)　This amount includes $10,000 in matching contributions by Intuit into Ms. Clatterbuck's 401(k) plan; an award under Intuit's broadly available employee recognition, or "spotlight," program of $25, which was grossed-up in the amount of $15, consistent with all awards made under that program; and relocation assistance in the amount of $79,709 in connection with her appointment to the role of Chief Financial Officer and associated move, at Intuit's request, from San Diego to the San Francisco Bay Area. Certain of the relocation expenses were grossed up, in the amount of $58,039, as provided for under the terms of Intuit's Executive Relocation Policy.

(8)　This amount includes $10,000 in matching contributions by Intuit into Ms. Fennell's 401(k) plan.

(9)　This amount includes $10,000 in matching contributions by Intuit into Mr. Goodarzi's 401(k) plan.

(10)　This amount includes $10,000 in matching contributions by Intuit into Mr. Stansbury's 401(k) plan; as well as an award under Intuit's broadly available employee referral program of $500. Consistent with all awards made under that program, Mr. Stansbury's referral bonus was grossed up in the amount of $546.

(11)　This amount includes $6,923 in matching contributions by Intuit into Mr. Williams' 401(k) plan.

Grants of Plan-Based Awards During Fiscal Year 2018

The following table provides information about Relative TSR RSUs and service-based RSUs granted to the Named Executive Officers under our 2005 Equity Incentive Plan during fiscal 2018, and cash awards for which the Named Executive Officers were eligible in fiscal 2018 under our SEIP or Intuit Performance Incentive Plan, as applicable.

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]		All Other Stock Awards[2]	Grant Date Fair Value of Stock Awards[3]
			Target ($)	Maximum ($)	Target (#)	Maximum (#)	Shares (#)	($)
Brad D. Smith	8/11/2017	8/11/2017			–	–	2,017	275,522[6]
	7/26/2018	7/26/2018			41,000	82,000	–	8,141,370[4]
	7/26/2018	7/26/2018			20,500	20,500	–	4,441,120[5]
			1,750,000	4,375,000	–	–	–	–
								12,858,012
Michelle M. Clatterbuck	8/11/2017	8/11/2017			–	–	356	48,629[6]
	3/15/2018	3/15/2018			–	–	11,240	1,999,933[7]
	7/26/2018	7/25/2018			13,783	27,566	–	2,999,870[4]
	7/26/2018	7/25/2018			6,923	6,923	–	1,499,799[5]
			475,000		–	–	–	–
								6,548,231
Laura A. Fennell	8/11/2017	8/11/2017			–	–	576	78,681[6]
	7/26/2018	7/25/2018			13,783	27,566	–	2,999,870[4]
	7/26/2018	7/25/2018			6,923	6,923	–	1,499,799[8]
			607,500	1,518,750	–	–	–	–
								4,578,350
Sasan K. Goodarzi	7/26/2018	7/25/2018			25,270	50,540	–	5,500,015[4]
	7/26/2018	7/25/2018			12,693	12,693	–	2,749,812[5]
			750,000	1,875,000	–	–	–	–
								8,249,827
H. Tayloe Stansbury	8/11/2017	8/11/2017			–	–	622	84,965[6]
	7/26/2018	7/25/2018			13,783	27,566	–	2,999,870[4]
	7/26/2018	7/25/2018			6,923	6,923	–	1,499,799[5]
			607,500	1,518,750	–	–	–	–
								4,584,634
R. Neil Williams	–	–			–	–	–	–
			750,000	1,875,000	–	–	–	–
								–

(1) Represents awards that could have been earned under the SEIP (for all Named Executive Officers other than Ms. Clatterbuck) or IPI (for Ms. Clatterbuck) based on performance in fiscal year 2018. These columns show the awards that were possible at the Target and Maximum levels of performance. The maximum award that could have been earned by each Named Executive Officer, other than Ms. Clatterbuck, was the lesser of 250% of the Target or $5 million. Ms. Clatterbuck's target award level is based on the weighted average of her 60% bonus target for her prior role for the first half of the fiscal year, and her 100% bonus target for her role as CFO for the second half of the year. Her award was not subject to a maximum. Mr. Williams retired in February 2018 and did not receive any payment under the SEIP in fiscal 2018.

(2) Awards made pursuant to Intuit's 2005 Equity Incentive Plan. With respect to the RSUs described in footnote (4) that may be earned depending on Intuit's relative TSR, the "Target" column reflects the number of RSUs that will be earned if the TSR performance goals are achieved at target levels, and the "Maximum" column reflects the maximum number of RSUs that could be earned if the highest level of performance is achieved. The RSUs described in footnote (5), which are conditioned on a one-year operating income performance goal will all become subject to service-based vesting if the goal is satisfied, and will otherwise be forfeited in full. As a result, there is no distinction between the "Target" and "Maximum" columns for these RSUs.

(3) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. The grant date fair value of the MSPP matching RSUs described in footnote (6) was calculated using the closing price of Intuit's common stock on the date of grant. Under FASB ASC Topic 718, the total grant date fair value of the RSUs described in footnote (4), which may be earned depending on Intuit's relative TSR, remains the same whether the maximum, target, or below target number of RSUs is earned. The RSUs described in footnote (5), which are conditioned on a one-year operating performance goal, will all become subject to service-based vesting if the goal is satisfied, and will otherwise be forfeited in full. As a result, there is no distinction between the grant date fair value of these awards based upon the probable outcome of such conditions and the value of such awards assuming that the highest level of performance conditions is achieved.

(4) Depending on Intuit's relative TSR for the one-, two- and three-year periods ending July 31, 2019, July 31, 2020 and July 31, 2021 compared to a pre-established peer group, and so long as the executive remains employed by Intuit following each such date, the earned portion of these RSUs will vest on September 1, 2021.

(5) Assuming Intuit's achievement of a one year operating income performance goal, these RSUs will vest as to 25% of the shares on July 1, 2019, and 6.25% of the shares quarterly through July 1, 2022.

(6) Represents Intuit matching grants of RSUs under the MSPP with respect to deferrals of fiscal 2017 bonuses under the SEIP or IPI, as applicable. The bonuses were paid and deferred in early fiscal 2018, and the matching grants vest on the third anniversary of the grant date.

(7) These RSUs were issued in connection with Ms. Clatterbuck's February 2018 promotion to Executive Vice President and Chief Financial Officer, and vest as to 33⅓% of the shares on each of March 1, 2019, March 1, 2020 and March 1, 2021.

(8) These RSUs will vest as to 12.5% of the shares on December 31, 2018, and 6.25% of the shares quarterly through July 1, 2022.

The following table provides information about stock options granted to the Named Executive Officers under our 2005 Equity Incentive Plan during fiscal 2018.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)[1]	Exercise or Base Price of Options ($/share)	Grant Date Fair Value of Option Awards ($)[2]
Brad D. Smith	7/26/2018	88,500	216.64	4,493,437
Michelle M. Clatterbuck	7/26/2018	29,543	216.64	1,499,996
Laura A. Fennell	7/26/2018	29,543	216.64	1,499,996
Sasan K. Goodarzi	7/26/2018	54,162	216.64	2,749,983
H. Tayloe Stansbury	7/26/2018	29,543	216.64	1,499,996
R. Neil Williams	–	–	–	–

(1) These awards vest as to 25% of the options on July 26, 2019 and 2.083% of the options each month thereafter.

(2) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal 2018 Year-End

The following table provides information with respect to outstanding stock options held by the Named Executive Officers as of July 31, 2018.

| Name | Outstanding Option Awards | | | | |
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date
Brad D. Smith	114,825	–	56.52	07/25/12	07/24/19
	139,500	–	63.11	07/24/13	07/23/20
	227,450	–	82.59	07/24/14	07/23/21
	163,061	–	107.25	07/23/15	07/22/22
	141,996	71,004[1]	113.19	07/21/16	07/20/23
	46,328	92,672[2]	135.35	07/20/17	07/19/24
	–	88,500[3]	216.64	07/26/18	07/25/25
Michelle M. Clatterbuck	5,827	–	107.25	07/23/15	07/22/22
	4,798	5,400[1]	113.19	07/21/16	07/20/23
	4,884	9,772[2]	135.35	07/20/17	07/19/24
	–	29,543[3]	216.64	07/26/18	07/25/25
Laura A. Fennell	50,500	–	82.59	07/24/14	07/23/21
	64,197	–	107.25	07/23/15	07/22/22
	34,523	17,263[1]	113.19	07/21/16	07/20/23
	17,911	35,830[2]	135.35	07/20/17	07/19/24
	–	29,543[3]	216.64	07/26/18	07/25/25
Sasan K. Goodarzi	23,526	–	56.52	07/25/12	07/24/19
	53,000	–	63.11	07/24/13	07/23/20
	70,750	–	82.59	07/24/14	07/23/21
	96,296	–	107.25	07/23/15	07/22/22
	73,362	36,684[1]	113.19	07/21/16	07/20/23
	26,054	52,116[2]	135.35	07/20/17	07/19/24
	–	54,162[3]	216.64	07/26/18	07/25/25
H. Tayloe Stansbury	1,784	–	107.25	07/23/15	07/22/22
	2,158	25,895[1]	113.19	07/21/16	07/20/23
	17,911	35,830[2]	135.35	07/20/17	07/19/24
	–	29,543[3]	216.64	07/26/18	07/25/25
R. Neil Williams	–	–	–	–	–

(1) This award vested as to 33⅓% of the options on July 21, 2017 and 2.778% of the options each month thereafter.

(2) This award vested as to 33⅓% of the options on July 20, 2018 and 2.778% of the options each month thereafter.

(3) This award will vest as to 25% of the options on July 26, 2019 and 2.083% of the options each month thereafter.

The following table provides information with respect to outstanding RSUs held by the Named Executive Officers as of July 31, 2018, excluding deferred stock units purchased by the Named Executive Officers under the MSPP. The MSPP is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement. The market value of the awards is determined by multiplying the number of unvested shares or units by $204.24, the closing price of Intuit's common stock on Nasdaq on July 31, 2018, the last trading day of fiscal 2018. For those awards that are subject to performance-based conditions as described in the footnotes below, the number of shares reflects performance assuming achievement at target unless otherwise noted.

| Name | Grant Date | Outstanding Stock Awards | | | |
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brad D. Smith	07/23/15	95,814[1]	19,569,051		
	07/21/16	11,999[2]	2,450,676		
	07/21/16			148,000[3]	30,227,520
	07/20/17	17,332[4]	3,539,888		
	07/20/17			106,000[5]	21,649,440
	08/11/17	2,017[6]	411,952		
	07/26/18			20,500[7]	4,186,920
	07/26/18			41,000[8]	8,373,840
Michelle M. Clatterbuck	08/14/15	275[6]	56,166		
	07/21/16	921[9]	188,105		
	07/21/16			11,276[10]	2,303,010
	08/12/16	295[6]	60,251		
	07/20/17	1,847[11]	377,231		
	07/20/17			11,236[12]	2,294,841
	08/11/17	356[6]	72,709		
	03/15/18	11,240[13]	2,295,658		
	07/26/18			6,923[14]	1,413,954
	07/26/18			13,783[15]	2,815,040
Laura A. Fennell	07/23/15	36,461[16][18]	7,446,795		
	08/14/15	658[6][19]	134,390		
	07/21/16	2,944[9][20]	601,283		
	07/21/16			35,625[10][21]	7,276,050
	08/12/16	915[6][22]	186,880		
	07/20/17	6,772[23][24]	1,383,113		
	07/20/17			41,055[12][25]	8,385,073
	08/11/17	572[6][26]	116,825		
	07/26/18			6,923[17]	1,413,954
	07/26/18			13,783[15]	2,815,040
Sasan K. Goodarzi	07/23/15	56,582[16]	11,556,308		
	07/21/16	6,258[9]	1,278,134		
	07/21/16			76,604[10]	15,645,601
	07/20/17	9,850[23]	2,011,764		
	07/20/17			59,926[12]	12,239,286
	07/26/18			12,693[14]	2,592,418
	07/26/18			25,270[15]	5,161,145
H. Tayloe Stansbury	07/23/15	37,721[16]	7,704,137		
	08/14/15	818[6]	167,068		
	07/21/16	4,417[9]	902,128		
	07/21/16			54,072[10]	11,043,665
	08/12/16	936[6]	191,169		
	07/20/17	6,772[23]	1,383,113		
	07/20/17			41,198[12]	8,414,280
	08/11/17	622[6]	127,037		
	07/26/18			6,923[14]	1,413,954
	07/26/18			13,783[15]	2,815,040
R. Neil Williams	–	–	–	–	

(1) Based on the performance goals achieved as of July 31, 2018, these RSUs vested on September 1, 2018 and will be issued on September 1, 2019.

(2) Because the specified performance goals were achieved, these RSUs vested as to 33⅓% of the shares on each July 1, 2017 and July 1, 2018, and will vest as to 33⅓% of the shares on July 1, 2019 and will be issued on the date that is one year following each vesting date.

(3) Number of shares based on achievement of maximum goals. Depending upon Intuit's TSR for the three-year period ending July 31, 2019 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2019 and will be issued on September 1, 2020.

(4) Because the performance goal of $800 million in GAAP operating income was achieved, these RSUs vested as to 33⅓% of the shares on July 1, 2018, and will vest as to 33⅓% of the shares on each of July 1, 2019 and July 1, 2020 and will be issued on the date that is one year following each vesting date.

(5) Number of shares based on achievement of maximum goals. Depending upon Intuit's TSR for the three-year period ending July 31, 2020 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2020 and will be issued on September 1, 2021.

(6) Represents Intuit matching grants of RSUs under the MSPP, which vest on the third anniversary of the grant date.

(7) Assuming Intuit's achievement of a one-year operating income performance goal, these RSUs will vest as to 25% of the shares on July 1, 2019, and 6.25% each quarter thereafter and will be issued on the date that is one year following each vesting date.

(8) Depending upon Intuit's TSR for the three-year period ending July 31, 2021 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2021 and will be issued on September 1, 2022.

(9) Because the specified performance goals were achieved, these RSUs vested as to 33⅓% of the shares on each of July 1, 2017 and July 1, 2018, and will vest as to 33⅓% of the shares on July 1, 2019.

(10) Number of shares based on achievement of maximum goals. Depending upon Intuit's TSR for the three-year period ending July 31, 2019 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2019.

(11) These RSUs vested as to 33⅓% of the shares on July 1, 2018, and will vest as to 33⅓% of the shares on each of July 1, 2019 and July 1, 2020.

(12) Number of shares based on achievement of maximum goals. Depending upon Intuit's TSR for the three-year period ending July 31, 2020 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2020.

(13) Promotion Grant which vests as to 33⅓% of the shares on each of March 1, 2019, March 1, 2020, and March 1, 2021.

(14) Assuming Intuit's achievement of a one-year operating income performance goal, these RSUs will vest as to 25% of the shares on July 1, 2019 and 6.25% each quarter thereafter.

(15) Depending upon Intuit's TSR for the three-year period ending July 31, 2021 compared to a pre-established peer group, the earned portion of these RSUs will vest on September 1, 2021.

(16) Based on the performance goals achieved as of July 31, 2018, these RSUs vested on September 1, 2018.

(17) These RSUs will vest as to 12.5% of the shares on December 31, 2018, and 6.25% of the shares quarterly through July 1, 2022.

(18) Because Ms. Fennell is retirement eligible for purposes of this award, in December 2017, 1,260 additional shares were vested in order to cover required employment taxes (and income taxes related to such vesting).

(19) Because Ms. Fennell is retirement eligible for purposes of this award, in December 2017, 27 additional shares were vested in order to cover required employment taxes (and income taxes related to such vesting).

(20) Because Ms. Fennell is retirement eligible for purposes of this award, in December 2017, 62 additional shares were vested in order to cover required employment taxes (and income taxes related to such vesting).

(21) Because Ms. Fennell is retirement eligible for purposes of this award, in December 2017, 423 additional shares were vested in order to cover required employment taxes (and income taxes related to such vesting).

(22) Because Ms. Fennell is retirement eligible for purposes of this award, in December 2017, 21 additional shares were vested in order to cover required employment taxes (and income taxes related to such vesting).

(23) Because the performance goal of $800 million in GAAP operating income was achieved, these RSUs vested as to 33⅓% of the shares on July 1, 2018, and will vest as to 33⅓% of the shares on each of July 1, 2019 and July 1, 2020.

(24) Because Ms. Fennell is retirement eligible for purposes of this award, in December 2017, 71 additional shares were vested in order to cover required employment taxes (and income taxes related to such vesting).

(25) Because Ms. Fennell is retirement eligible for purposes of this award, in December 2017, 143 additional shares were vested in order to cover required employment taxes (and income taxes related to such vesting).

(26) Because Ms. Fennell is retirement eligible for purposes of this award, in December 2017, 4 additional shares were vested in order to cover required employment taxes (and income taxes related to such vesting).

Option Exercises and Stock Vested During Fiscal Year 2018

The following table shows information about stock option exercises and vesting of RSUs for each of the Named Executive Officers during fiscal 2018, including the value realized upon exercise or vesting. The table excludes deferred stock units purchased by the Named Executive Officers under the MSPP, which is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Brad D. Smith	110,496	11,447,979	171,808	26,285,029
Michelle M. Clatterbuck	36,117	2,083,176	3,474	689,104
Laura A. Fennell	–	–	35,144	5,611,582
Sasan K. Goodarzi	90,000	8,320,043	50,902	8,284,503
H. Tayloe Stansbury	74,680	3,745,274	43,924	6,962,205
R. Neil Williams	279,677	19,128,857	35,020	4,964,341

Non-Qualified Deferred Compensation for Fiscal Year 2018

The following table shows the non-qualified deferred compensation activity for each of the Named Executive Officers during fiscal 2018. The NQDCP and MSPP are described in the "Compensation Discussion and Analysis" section of this proxy statement.

Name	Plan	Aggregate Balance at July 31, 2017 ($)	Executive Contributions in Fiscal 2018 ($)[1]	Aggregate Earnings in Fiscal 2018 ($)[2]	Aggregate Withdrawals/ Distributions in Fiscal 2018 ($)	Aggregate Balance at July 31, 2018 ($)
Brad D. Smith	NQDCP	9,022,385	1,102,500	953,013	–	11,077,898[3]
	MSPP	–	275,522	136,430	–	411,952
	Total	9,022,385	1,378,022	1,089,443	–	11,489,850
Michelle M. Clatterbuck	NQDCP	–	–	–	–	–
	MSPP	120,608	48,629	62,367	(42,478)	189,126
	Total	120,608	48,629	62,367	(42,478)	189,126
Laura A. Fennell	NQDCP	–	–	–	–	–
	MSPP	323,404	78,681	147,808	(101,178)	448,715
	Total	323,404	78,681	147,808	(101,178)	448,715
Sasan K. Goodarzi	NQDCP	3,468,553	615,000	287,547	–	4,371,100[3]
	MSPP	–	–	–	–	–
	Total	3,468,553	615,000	287,547	–	4,371,100
H. Tayloe Stansbury	NQDCP	–	–	–	–	–
	MSPP	240,666	84,965	159,643	–	485,274
	Total	240,666	84,965	159,643	–	485,274
R. Neil Williams	NQDCP	–	–	–	–	–
	MSPP	154,773	–	293	(155,066)	–
	Total	154,773	–	293	(155,066)	–

(1) Amounts shown in this column for the NQDCP are included in the "Salary" or "Non-Equity Incentive Plan Compensation" columns of the "Fiscal Year 2018 Summary Compensation Table." Amounts shown in this column for the MSPP were contributed from amounts earned under Intuit's SEIP or IPI, as applicable, for fiscal 2017, which were paid in August 2017.

(2) None of the amounts shown in this column are included in the "Fiscal Year 2018 Summary Compensation Table" because they are not preferential or above market.

(3) The following amounts contributed to the NQDCP by the executive have also been reported in the Summary Compensation Table as compensation for fiscal 2018 or a prior fiscal year: Mr. Smith, $7,314,775 and Mr. Goodarzi, $2,880,000. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

Potential Payments Upon Termination of Employment or Change in Control

Described below are the individual arrangements Intuit has entered into with each of our Named Executive Officers and the estimated payments and benefits that would be provided under these arrangements, assuming hypothetically that the executive's employment terminated under certain circumstances as of July 31, 2018, and using the closing price of our common stock on July 31, 2018, the last trading day of fiscal year 2018 ($204.24 per share).

Certain benefits shown in the tables below are provided to all recipients of Intuit equity awards, not solely to Named Executive Officers. For example, Intuit's stock options and service- and performance-based RSUs (including matching RSUs under the MSPP) generally provide for 100% acceleration of vesting upon termination due to death or disability. Also, Intuit's service-based RSUs (including matching RSUs under the MSPP) generally provide for pro rata accelerated vesting upon a recipient's involuntary termination within one year following a change in control, and Intuit's stock options and service- and performance-based RSUs (including matching RSUs under the MSPP) generally provide for pro rata accelerated vesting upon a recipient's retirement. Performance-based RSUs generally provide for pro rata accelerated vesting on an involuntary termination or upon a recipient's retirement based on actual performance for any completed performance period and target performance for any incomplete performance period. In addition, performance-based RSUs generally provide for accelerated vesting on a change in control based on actual performance. None of the Named Executive Officers other than Ms. Fennell would have been eligible for retirement, for purposes of such stock option and RSU vesting acceleration, had they been terminated as of July 31, 2018.

Intuit does not provide for any special severance payments or acceleration of equity upon a Named Executive Officer's termination for cause or resignation without good reason. Under the NQDCP, participants will be eligible to receive their vested benefits under the plan upon termination of employment for any reason, and they will be eligible to receive discretionary company contributions and the related earnings upon the participant's disability, death or a change in control of Intuit, as described above under "Non-Qualified Deferred Compensation for Fiscal Year 2018."

Brad D. Smith

On October 1, 2007, Intuit entered into an employment agreement with Mr. Smith, which superseded Mr. Smith's prior September 6, 2005 employment agreement and provided that he would become the President and Chief Executive Officer of Intuit, effective January 1, 2008. On December 1, 2008, Intuit amended Mr. Smith's employment agreement to satisfy the technical documentary requirements of Section 409A of the Internal Revenue Code.

Intuit can terminate Mr. Smith's employment upon the written recommendation of the Board, and Mr. Smith can terminate his employment agreement at any time upon written notice to the Board.

If Intuit terminates Mr. Smith other than for "Cause" (which includes gross negligence, willful misconduct, fraud and certain criminal convictions) or if Mr. Smith terminates his employment for "Good Reason" (which includes relocation or a reduction in duties, title or compensation), he will be entitled to a single lump sum severance payment equal to 12 months of his then-current salary and 100% of his then-current target bonus, subject to his execution of a valid and binding release agreement.

The estimated payments or benefits that would have been paid to Mr. Smith in a hypothetical termination on July 31, 2018 are as follows:

Brad D. Smith Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Smith for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	2,750,000	2,750,000	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	2,750,000	2,750,000	–	–
Gain on Accelerated Stock Options	–	–	–	12,849,088
Value of Accelerated Restricted Stock Units	36,875,817	59,451,473	59,324,700	71,299,381
Total Value of Accelerated Long-Term Incentives	36,875,817	59,451,473	59,324,700	84,148,469
Total Severance, Benefits & Accelerated Equity	39,625,817	62,201,473	59,324,700	84,148,469

Michelle M. Clatterbuck

On January 19, 2018, Intuit and Ms. Clatterbuck entered into a promotion letter agreement in connection with Ms. Clatterbuck's February 1, 2018 promotion to Executive Vice President and Chief Financial Officer.

The estimated payments or benefits that would have been paid to Ms. Clatterbuck in a hypothetical termination on July 31, 2018 are as follows:

Michelle M. Clatterbuck Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Clatterbuck for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	1,164,863
Value of Accelerated Restricted Stock Units	1,426,164	3,909,302	3,536,632	10,169,316
Total Value of Accelerated Long-Term Incentives	1,426,164	3,909,302	3,536,632	11,334,179
Total Severance, Benefits & Accelerated Equity	1,426,164	3,909,302	3,536,632	11,334,179

Laura A. Fennell

On March 31, 2004, Intuit entered into an employment agreement with Ms. Fennell. The estimated payments or benefits that would have been paid to Ms. Fennell in a hypothetical termination on July 31, 2018 are as follows:

Laura A. Fennell Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Fennell for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	–	–	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	–	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	4,035,578	–
Value of Accelerated Restricted Stock Units	12,560,615	19,972,915	19,685,052	24,035,057	12,558,115
Total Value of Accelerated Long-Term Incentives	12,560,615	19,972,915	19,685,052	28,070,635	12,558,115
Total Severance, Benefits & Accelerated Equity	12,560,615	19,972,915	19,685,052	28,070,635	12,558,115

Sasan K. Goodarzi

On June 27, 2011, Intuit entered into an employment agreement with Mr. Goodarzi. On November 15, 2018, Intuit entered into an employment agreement with Mr. Goodarzi, which supersedes Mr. Goodarzi's prior employment agreement and provided that he would become the President and Chief Executive Officer of Intuit, effective January 1, 2019.

Under the agreement, Mr. Goodarzi's employment is at will and can be terminated at any time by Intuit or by Mr. Goodarzi.

If Intuit terminates Mr. Goodarzi other than for "Cause" (which includes gross negligence, willful misconduct, fraud and certain criminal convictions) or if Mr. Goodarzi terminates his employment for "Good Reason" (which includes relocation or a reduction in duties, title or compensation), he will be entitled to a single lump sum severance payment equal to 12 months of his then-current salary and 100% of his then-current target bonus, subject to his execution of a valid and binding release agreement.

The estimated payments or benefits that would have been paid to Mr. Goodarzi in a hypothetical termination on July 31, 2018 (prior to his having entered into his new employment agreement) are as follows:

Sasan K. Goodarzi Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Goodarzi for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	6,942,967
Value of Accelerated Restricted Stock Units	20,763,509	33,023,860	33,023,860	40,250,922
Total Value of Accelerated Long-Term Incentives	20,763,509	33,023,860	33,023,860	47,193,889
Total Severance, Benefits & Accelerated Equity	20,763,509	33,023,860	33,023,860	47,193,889

H. Tayloe Stansbury

On April 27, 2009, Intuit entered into an employment agreement with Mr. Stansbury. The estimated payments or benefits that would have been paid to Mr. Stansbury in a hypothetical termination on July 31, 2018 are as follows:

H. Tayloe Stansbury Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Stansbury for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	4,826,068
Value of Accelerated Restricted Stock Units	14,145,952	22,989,196	22,660,566	27,011,519
Total Value of Accelerated Long-Term Incentives	14,145,952	22,989,196	22,660,566	31,837,587
Total Severance, Benefits & Accelerated Equity	14,145,952	22,989,196	22,660,566	31,837,587

R. Neil Williams

On November 2, 2007, Intuit entered into an employment agreement with Mr. Williams, which provided that he would become Senior Vice President and Chief Financial Officer of Intuit, effective January 7, 2008. On December 1, 2008, Intuit amended Mr. Williams' employment agreement in order to satisfy the technical documentary requirements of Section 409A of the Internal Revenue Code.

Mr. Williams retired from Intuit effective February 28, 2018, and received the following benefits:

R. Neil Williams Retirement benefits	Retirement ($)
Total Cash Severance	–
Total Benefits and Perquisites	–
Total Severance	–
Gain on Accelerated Stock Options	329,248
Value of Accelerated Restricted Stock Units	9,888,624
Total Value of Accelerated Long-Term Incentives	10,217,872
Total Severance, Benefits & Accelerated Equity	10,217,872

Equity Compensation Plan Information

The following table contains information about securities authorized for issuance under all of Intuit's equity compensation plans as of July 31, 2018.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)(a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(b)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)(c)[1]
Equity compensation plans approved by security holders	12,457,914[2]	120.34	25,181,960[5]
Equity compensation plans not approved by security holders	79,280[3]	5.03	–
Total	12,537,194[4]	120.26	25,181,960

(1) RSUs have been excluded for purposes of computing weighted average exercise prices.

(2) Represents 5.154 million shares issuable upon exercise of options and 7.383 million shares issuable upon vesting of RSU awards, which are settled for shares of Intuit common stock on a one-for-one basis.

(3) Represents 0.004 million shares issuable upon exercise of options and 0.076 million shares issuable upon vesting of RSU awards that were assumed in connection with corporate acquisitions.

(4) Represents 5.158 million shares issuable upon exercise of options and 7.459 million shares issuable upon vesting of RSU awards.

(5) Represents 22.791 million shares available for issuance under our 2005 Equity Incentive Plan and 2.391 million shares available for issuance under our Employee Stock Purchase Plan. For a description of the material terms of the 2005 Equity Incentive Plan and Employee Stock Purchase Plan, please see footnote 11 to our financial statements filed with our Form 10-K for fiscal 2018.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annual total compensation of Mr. Smith to the annual total compensation of our median employee (excluding the CEO).

We identified our median employee from all full-time, part-time, and seasonal workers in the U.S., Canada, India and the United Kingdom who were included as employees on our payroll records as of a determination date of May 31, 2018, based on gross wages paid during the twelve-month period ending on that date. For permanent employees hired during the twelve-month period, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents using exchange rates as of the determination date. As permitted by SEC rules, we excluded approximately 124 employees located in Australia, 39 employees located in Brazil, 37 employees located in France, 1 employee located in Germany, 146 employees located in Israel, and 34 employees located in Singapore, who in the aggregate represented approximately 4% of our 9,381 employees, resulting in an employee population of 9,000.

The fiscal 2018 annual total compensation as determined under Item 402 of Regulation S-K for Mr. Smith was $21,071,738, as reported in the Summary Compensation Table of this proxy statement. The fiscal 2018 annual total compensation as determined under Item 402 of Regulation S-K for our median employee was $147,184. The ratio of our CEO's annual total compensation to our median employee's annual total compensation for fiscal year 2018 is 143 to 1.

The ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u). The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own ratios.

Proposal No. 3 **Ratification of Selection of Independent Registered Public Accounting Firm**

Intuit's Audit and Risk Committee has selected Ernst & Young LLP as the independent registered public accounting firm to perform the audit of Intuit's consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending July 31, 2019. As a matter of good corporate governance, we are asking stockholders to ratify this selection. If the selection of Ernst & Young is not ratified, the Audit and Risk Committee will consider whether it should select another independent registered public accounting firm.

Representatives of Ernst & Young are expected to attend the Meeting. They will have the opportunity to make a statement if they wish, and will be available to respond to appropriate questions from stockholders.

The Audit and Risk Committee's Policy on Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm

It is the policy of the Audit and Risk Committee to pre-approve, near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent registered public accounting firm during that fiscal year. The Audit and Risk Committee authorizes specific projects within categories of services, subject to a budget for each project. The Audit and Risk Committee also may pre-approve particular services during the fiscal year on a case-by-case basis. The independent registered public accounting firm and management periodically report to the Audit and Risk Committee the actual fees incurred versus the pre-approved budget.

Fees Paid to Ernst & Young

The following table shows fees that we paid (or accrued) for professional services rendered by Ernst & Young for fiscal 2018 and fiscal 2017:

Fee Category	Fiscal 2018	Fiscal 2017
Audit Fees	$5,023,000	$4,591,000
Audit-Related Fees	45,000	36,000
Tax Fees	15,000	–
All Other Fees	–	50,000
Total Fees	$5,083,000	$4,677,000

Audit Fees

These fees consist of amounts for professional services rendered in connection with the integrated audit of our financial statements and internal control over financial reporting, review of the interim financial statements included in quarterly reports, and statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including agreed-upon audit procedures that focus on a specific business process. For fiscal 2018 and fiscal 2017, audit-related fees consisted of fees for agreed-upon procedures for our Consumer Tax business.

Tax Fees

Tax fees paid to Ernst & Young for fiscal 2018 were for indirect tax benchmarking services. Intuit paid no tax fees to Ernst & Young for fiscal 2017.

All Other Fees

Intuit paid no other fees to Ernst & Young for fiscal 2018. Other fees paid to Ernst & Young for fiscal 2017 were for permitted advisory services.

For more information about Ernst & Young, please see the "Audit and Risk Committee Report."

 The Board recommends that you vote **FOR** the ratification of the selection of Ernst & Young LLP.

Audit and Risk Committee Report

We, the members of the Audit and Risk Committee, assist the Board in fulfilling its responsibilities by overseeing Intuit's accounting and financial reporting processes; the qualifications, independence and performance of Intuit's independent registered public accounting firm; the performance of Intuit's internal audit department; and Intuit's internal controls. We also are responsible for selecting, evaluating and setting the compensation of Intuit's independent registered public accounting firm. Intuit's management is responsible for the preparation, presentation and integrity of Intuit's financial statements, including setting accounting and financial reporting principles and designing Intuit's system of internal control over financial reporting.

The Audit and Risk Committee has selected the independent registered public accounting firm of Ernst & Young as Intuit's independent registered public accounting firm, with responsibility for performing an independent audit of Intuit's consolidated financial statements and for expressing opinions on the conformity of Intuit's audited financial statements with generally accepted accounting principles and the effectiveness of Intuit's internal control over financial reporting. The Audit and Risk Committee oversees the processes, although members of the Audit and Risk Committee are not engaged in the practice of auditing or accounting.

During the fiscal year ended July 31, 2018, the Audit and Risk Committee carried out the duties and responsibilities as outlined in its charter, including the following specific actions:

- Reviewed and discussed with management and the independent registered public accounting firm Intuit's quarterly earnings announcements, consolidated financial statements, and related periodic reports filed with the SEC;
- Reviewed with management its assessment of the effectiveness of Intuit's internal control over financial reporting;
- Reviewed with the independent registered public accounting firm and management the audit scope and plan;
- Reviewed the internal audit plan with the internal auditor; and
- Met in periodic executive sessions with each of the independent registered public accounting firm, representatives of management, and the internal auditor.

We reviewed and discussed with management and representatives of Ernst & Young the audited financial statements for the fiscal year ended July 31, 2018, and Ernst & Young's opinion on the audited financial statements and the effectiveness of Intuit's internal control over financial reporting. Ernst & Young represented that its presentations included the matters required to be discussed with the Audit and Risk Committee by applicable auditing standards of the Public Company Accounting Oversight Board (PCAOB).

The Audit and Risk Committee recognizes the importance of maintaining the independence of Intuit's independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit and Risk Committee has made an evaluation and concluded that Ernst & Young is qualified and independent. In addition, we have received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with us concerning independence and discussed with Ernst & Young the firm's independence.

Based on the reports, discussions and review described in this report, and subject to the limitations on our role and responsibilities referred to in this report and in the charter, we recommended to the Board that the audited financial statements be included in Intuit's Annual Report on Form 10-K for fiscal 2018. We also selected Ernst & Young as Intuit's independent registered public accounting firm for fiscal 2019.

AUDIT AND RISK COMMITTEE MEMBERS

Dennis D. Powell (Chair)
Richard L. Dalzell
Thomas Szkutak
Raul Vazquez

Stock Ownership Information

Security Ownership Table

Unless otherwise indicated below, the following table shows shares of Intuit's common stock that we believe are owned as of October 31, 2018 by:

- Each Named Executive Officer;
- Each director and nominee;
- All current directors and executive officers as a group; and
- Each stockholder beneficially owning more than 5% of our common stock.

Unless indicated in the notes, each stockholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power. Except where a different address appears in the footnotes, the address of each beneficial owner is c/o Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850.

We calculated the "Percent of Class" based on 259,570,224 shares of common stock outstanding on October 31, 2018. In accordance with SEC regulations, we also include (1) shares subject to options that are currently exercisable or will become exercisable within 60 days of October 31, 2018, and (2) shares issuable upon settlement of RSUs that are vested but unreleased, or will become vested and settled within 60 days of October 31, 2018. Those shares are deemed to be outstanding and beneficially owned by the person holding such option or RSU for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Directors, Director Nominees and Executive Officers:		
Scott D. Cook[1]	10,072,033	3.88%
Brad D. Smith[2]	1,052,550	*
Michelle M. Clatterbuck[3]	23,192	*
Laura A. Fennell[4]	228,840	*
Sasan K. Goodarzi[5]	406,967	*
H. Tayloe Stansbury[6]	14,909	*
R. Neil Williams	3,786	*
Eve Burton[7]	8,054	*
Richard L. Dalzell[8]	12,311	*
Deborah Liu[9]	1,543	*
Suzanne Nora Johnson[10]	35,828	*
Dennis D. Powell[11]	15,537	*
Thomas Szkutak[12]	438	*
Raul Vazquez[13]	4,909	*
Jeff Weiner[14]	24,380	*
All current directors and executive officers as a group (18 people)[15]	12,006,916	4.60%
Other 5% Stockholders:		
T. Rowe Price Associates, Inc.[16]	26,562,598	10.23%
The Vanguard Group[17]	17,346,714	6.68%
BlackRock, Inc.[18]	16,924,468	6.52%
Capital World Investors[19]	14,852,337	5.72%

*   Indicates ownership of 1% or less.

(1) Represents 9,920,032 shares held by trusts of which Mr. Cook is a trustee and 152,001 shares held by a trust Mr. Cook has investment control over, but of which he is not a trustee.

(2) Includes 751,930 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Smith.

(3) Includes 20,844 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Clatterbuck.

(4) Includes 184,674 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Fennell.

(5) Includes 369,130 shares issuable upon exercise of options held by Mr. Goodarzi.

(6) Includes 13,019 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Stansbury.

(7) Represents 8,054 shares issuable upon settlement of vested restricted stock units held by Ms. Burton.

(8) Represents 12,311 shares issuable upon settlement of vested restricted stock units held by Mr. Dalzell.

(9) Represents 1,543 shares issuable upon settlement of vested restricted stock units held by Ms. Liu.

(10) Includes 11,454 shares issuable upon settlement of vested restricted stock units held by Ms. Nora Johnson.

(11) Includes 11,454 shares issuable upon settlement of vested restricted stock units held by Mr. Powell.

(12) Represents 438 shares issuable upon settlement of vested restricted stock units held by Mr. Szkutak.

(13) Represents 4,909 shares issuable upon settlement of vested restricted stock units held by Mr. Vazquez.

(14) Includes 14,363 shares issuable upon settlement of vested restricted stock units held by Mr. Weiner.

(15) Includes 1,494,994 shares issuable upon exercise of options and upon settlement of vested restricted stock units. Represents shares and options held by the 15 individuals in the table, plus an additional 10,768 outstanding shares and 90,871 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by other executive officers.

(16) Ownership information for T. Rowe Price Associates, Inc. is based on a Schedule 13G/A filed with the SEC on March 12, 2018 by Price Associates, reporting ownership as of February 28, 2018. Price Associates reported sole voting power as to 9,390,748 shares and sole dispositive power as to 26,562,598 shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(17) Ownership information for The Vanguard Group is based on a Schedule 13G/A filed with the SEC on February 9, 2018 by Vanguard, reporting ownership as of December 31, 2017. Vanguard reported sole voting power as to 348,750 shares, shared voting power over 56,510 shares, sole dispositive power as to 16,952,868 shares, and shared dispositive power as to 393,846 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(18) Ownership information for BlackRock, Inc. is based on a Schedule 13G/A filed with the SEC on January 25, 2018 by BlackRock, reporting ownership as of December 31, 2017. BlackRock reported sole voting power as to 14,544,811 shares and sole dispositive power as to 16,924,468 shares. The address of BlackRock is 55 East 52nd Street, New York, New York 10055.

(19) Ownership information for Capital World Investors is based on a Schedule 13G/A filed with the SEC on February 14, 2018 by Capital World, reporting ownership as of December 31, 2017. Capital World reported sole voting power and sole dispositive power as to 14,852,337 shares. The address of Capital World is 333 South Hope Street, Los Angeles, California 90071.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, requires Intuit's directors, executive officers, and greater-than-10% stockholders to file forms with the SEC to report their ownership of Intuit shares and any changes in ownership. Anyone required to file forms with the SEC must also send copies of the forms to Intuit. We have reviewed all forms provided to us. Based on that review and on written information given to us by our executive officers and directors, we believe that all of our directors and executive officers filed the required reports on a timely basis under Section 16(a) during fiscal 2018.

Information About the Meeting, Voting and Proxies

DATE, TIME AND PLACE OF MEETING

We are holding the Meeting on Thursday, January 17, 2019 at 8:00 a.m. Pacific Standard Time at our offices at 2750 Coast Avenue, Building 6, Mountain View, California 94043. We have first released this proxy statement to Intuit stockholders beginning on November 21, 2018.

INTERNET AVAILABILITY OF PROXY MATERIALS

We are pleased to furnish proxy materials to our stockholders on the Internet, rather than mailing individual printed copies of those materials. If you received a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability will instruct you as to how you may access and review the proxy materials and cast your vote online. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of the Meeting.

If you received a Notice of Internet Availability and would like a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability.

RECORD DATE, OUTSTANDING SHARES AND QUORUM

Only holders of record of Intuit common stock at the close of business on November 19, 2018 (the "Record Date") will be entitled to vote at the Meeting. On the Record Date, we had approximately 259,535,268 shares of common stock outstanding and entitled to vote. In order to have a quorum, a majority of the shares outstanding and entitled to vote on the Record Date must be present at the Meeting, either in person or by proxy. Abstentions and broker non-votes will be counted as "present" in determining whether we have a quorum.

If by the date of the Meeting we do not receive proxies representing sufficient shares to constitute a quorum or to approve one or more of the proposals, the Chair of the Meeting, or the individuals named as proxies, may propose one or more adjournments of the Meeting to permit further solicitation of proxies. The individuals named as proxies would typically exercise their authority to vote in favor of adjournment.

For 10 days prior to the Meeting, a list of registered stockholders eligible to vote at the Meeting will be available for review during our regular business hours at our offices at 2600 Casey Avenue, Building 9, Mountain View, California 94043. If you would like to view the stockholder list, please call Intuit Investor Relations at (650) 944-3560 to schedule an appointment.

STOCKHOLDER OF RECORD OR BENEFICIAL OWNER

Stockholder of record (also known as a record holder). If your shares are registered directly in your name with Intuit's transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you by Intuit. If you request printed copies of the proxy materials by mail, you also will receive a proxy card.

Beneficial owner of shares held in street name. If your shares are held on your behalf by a broker, bank or other nominee, then you are the beneficial owner of shares held in "street name." The Notice of Internet Availability was forwarded to you by your nominee, which is considered the stockholder of record for purposes of voting at the Meeting. You may receive a Notice of Internet Availability of Proxy Materials from your nominee containing instructions that you must follow in order for your shares to be voted. Some nominees offer Internet and telephone voting. As a beneficial owner, you have the right to instruct your nominee on how to vote the shares held in your account. If you do not provide specific voting instructions, your nominee may only vote on Proposal 3 (ratifying the selection of our independent registered public accounting firm). If you wish to vote at the Meeting, you must bring to the Meeting a letter from the record holder confirming your beneficial ownership of the shares.

REQUIRED VOTE

The table below shows the voting options, voting requirement, and effect of abstentions and Broker Non-Votes for each proposal to be presented at the Meeting.

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"[1]
1. Election of directors	For, against, or abstain on each nominee	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No effect
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	For, against, or abstain	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	No effect
3. Ratification of selection of Ernst & Young LLP, independent registered public accounting firm	For, against, or abstain	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	Not applicable[1]

(1) If you hold your shares in street name and do not provide voting instructions to the broker, bank or other nominee that holds your shares, the nominee has discretionary authority to vote on Proposal No. 3, but not for either of the other proposals. See "Voting and Revoking Proxies" below.

VOTING AND REVOKING PROXIES

The Board is soliciting proxies to vote your shares at the Meeting. Please act as soon as possible to vote your shares, even if you plan to attend the Meeting. All stockholders of record have three options for submitting their vote prior to the Meeting:

• online at *www.proxyvote.com* (as described in the Notice of Internet Availability);

• by phone (your Notice of Internet Availability explains how to access your proxy card, which contains instructions on how to vote by telephone); or

• by requesting, completing and mailing in a paper proxy card, as outlined in the Notice of Internet Availability.

We encourage you to vote via the Internet.

If your shares are held on your behalf by a broker, bank or other nominee, you must instruct your nominee how to vote the shares held in your account. If you do not provide voting instructions, your nominee may only vote on Proposal 3 (ratifying the selection of our independent registered public accountant). Without voting instructions regarding Proposals 1 and 2, your nominee will need to inform the Inspector of Elections that it does not have the authority to vote on those matters, resulting in a so-called "broker non-vote."

If you are a stockholder of record and you sign and return your proxy card but do not give any instructions on how you would like to vote your shares, your shares will be voted in favor of the election of each of the director nominees listed in Proposal 1, and in favor of Proposals 2 and 3. As far as we know, no other matters will be presented at the Meeting. However, if any other matters of business are properly presented, the proxy holders named on your proxy card are authorized to vote your shares according to their judgment.

Whether you submit your proxy online, by phone or by mail, you may revoke it at any time before voting takes place at the Meeting. If you are the record holder of your shares and you wish to revoke your proxy, you must deliver instructions to: Kerry J. McLean, Corporate Secretary, at Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. You also may revoke a proxy by submitting a later-dated vote, whether in person at the Meeting, via the Internet, by phone or by mail. If a broker, bank or other nominee is the record holder of your shares and you wish to revoke your proxy, you must contact the record holder of your shares directly.

SOLICITING PROXIES

Intuit will pay all expenses of soliciting proxies to be voted at the Meeting. After the proxies are initially distributed, Intuit or its agents also may solicit proxies by mail, electronic mail, telephone or in person. We have hired a proxy solicitation firm, Innisfree M&A Incorporated, to assist us in soliciting proxies. We will pay Innisfree a fee of $10,000 plus their expenses, which we estimate will be approximately $2,500. We will ask brokers, custodians, nominees and other record holders to prepare and send a Notice of Internet Availability of Proxy Materials to people or entities for whom they hold shares and to forward copies of the proxy materials to beneficial owners who request paper copies.

VOTING RESULTS

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by our Inspector of Elections and published in a Current Report on Form 8-K that we expect to file within four business days of the Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Meeting, we intend to file a Form 8-K to disclose preliminary voting results and then, within four business days after the final results are known, file an additional Form 8-K to disclose the final voting results.

DELIVERY OF VOTING MATERIALS TO STOCKHOLDERS SHARING AN ADDRESS

To reduce the expense of delivering duplicate materials to stockholders sharing the same address, we have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, certain stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice of Internet Availability, Annual Report on Form 10-K and proxy materials, as applicable, until such time as one or more of these stockholders notifies us that they wish to receive individual copies. Householding reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. If your shares are held in street name, your broker, bank or other nominee similarly may deliver only one copy of the Notice of Internet Availability, Annual Report on Form 10-K and proxy materials, as applicable, to multiple stockholders who share an address.

If you received a "householded" mailing this year, and you would like to have additional copies of our Notice of Internet Availability, Annual Report on Form 10-K, and proxy materials, as applicable, mailed to you, please submit your request to Investor Relations, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850, or call (650) 944-3560, and we will deliver these materials to you promptly. You may also contact us at this address or phone number if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future. If you would like to opt out of "householding" for future mailings, call (800) 542-1061 or send a written request to Investor Relations at the above address.

ANNUAL REPORT ON FORM 10-K AND ADDITIONAL MATERIALS

The Notice of 2019 Annual Meeting of Stockholders, this proxy statement and our Annual Report on Form 10-K for the fiscal year ended July 31, 2018 have been made available to all stockholders entitled to vote at the Meeting and who received the Notice of Internet Availability. The Annual Report on Form 10-K can be viewed at http://investors.intuit.com/financial-information/annual-reports/default.aspx.

You can obtain a paper copy of our Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended July 31, 2018, without charge by writing to Investor Relations, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850, or by calling (650) 944-3560.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR THE 2020 ANNUAL MEETING OF STOCKHOLDERS

Any stockholder who intends to present a proposal for inclusion in Intuit's 2020 proxy statement and form of proxy must submit the proposal, in writing, so that the Corporate Secretary receives it at our principal executive offices by the close of business on July 24, 2019. Such proposals also must comply with Rule 14a-8 under the Securities and Exchange Act of 1934, and any other applicable SEC guidance relating to stockholder proposals.

Any stockholder who wishes to put a proposal or a Board nomination before the 2020 Annual Meeting of Stockholders, without including such proposal in Intuit's 2020 proxy statement, must provide written notice of the proposal or nomination to Intuit's Corporate Secretary, at our principal executive offices, between the close of business on October 4, 2019 and the close of business on November 1, 2019. However, in the event that the 2020 Annual Meeting of Stockholders is to be held on a date that is more than 30 days before or 60 days after January 17, 2020 (the anniversary date of the Meeting) or if no Annual Meeting of Stockholders was held in the preceding year, then such notice must be delivered not earlier than the close of business on the 105th day prior to the date of the 2020 Annual Meeting of Stockholders and not later than the close of business on the later of the 75th day prior to the date of the 2020 Annual Meeting of Stockholders, or the 10th day following the day on which public announcement of the date of the 2020 Annual Meeting of Stockholders is first made. In addition, our stockholders must comply with the procedural requirements in our bylaws.

Our bylaws provide that, under certain circumstances, stockholders may include director candidates that they have nominated in our proxy statement. These proxy access provisions permit a stockholder, or a group of up to 20 stockholders, who have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (for the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials, as long as the stockholder(s) provide timely written notice of such nomination and the stockholder(s) and nominee(s) satisfy the requirements specified in our bylaws. Notice of director nominees must include the information required under our bylaws and must be received by our Corporate Secretary at our principal executive offices between the close of business on July 9, 2019 and the close of business on August 8, 2019, unless the date of the 2020 Annual Meeting of Stockholders has been changed by more than 30 days. In that case, such notice must be delivered not earlier than the close of business on the 135th day prior to the date of the 2020 Annual Meeting of Stockholders and not later than the close of business on the 105th day prior to the date of the 2020 Annual Meeting of Stockholders or the 10th day following the day on which public announcement of the date of the 2020 Annual Meeting of Stockholders is first made.

Our stockholders can find our bylaws on our website at http://investors.intuit.com/corporate-governance/conduct-guidelines/default.aspx or on file with the SEC. The Chairman of the Meeting may refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a stockholder fails to meet these deadlines or fails to satisfy the requirements of SEC Rule 14a-4, as applicable (or, in some cases, even if the stockholder meets these deadlines and requirements), the individuals named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if and when the matter is raised at the Meeting.

Appendix A

INTUIT INC.

Supplemental Information for the 2019 Proxy Summary and Compensation Discussion and Analysis in the Proxy Statement for the 2019 Annual Meeting of Stockholders

INFORMATION REGARDING NON-GAAP FINANCIAL MEASURES AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO MOST DIRECTLY COMPARABLE GAAP MEASURES

The 2019 Proxy Summary ("Proxy Summary") and the Compensation Discussion and Analysis ("CD&A") of the proxy statement contain two non-GAAP financial measures — non-GAAP operating income and non-GAAP earnings per share (EPS). The table on page A-3 of this proxy statement reconciles the non-GAAP financial measures in the Proxy Summary and CD&A to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

About Non-GAAP Financial Measures

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names, and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.

We compute non-GAAP financial measures using the same consistent method from quarter to quarter and year to year. We may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures.

We exclude the following items from all of our non-GAAP financial measures:

- Share-based compensation expense
- Amortization of acquired technology
- Amortization of other acquired intangible assets
- Goodwill and intangible asset impairment charges
- Gains and losses on disposals of businesses and long-lived assets
- Professional fees for business combinations

We also exclude the following items from non-GAAP net income and diluted net income per share:

- Gains and losses on debt and equity securities and other investments
- Income tax effects and adjustments
- Discontinued operations

We believe these non-GAAP financial measures provide meaningful supplemental information regarding Intuit's operating results, primarily because they exclude amounts that we do not consider part of ongoing operating results when planning and forecasting and when assessing the performance of the organization, our individual operating segments or our senior management. Segment managers are not held accountable for share-based compensation expense, amortization, or the other excluded items and, accordingly, we exclude these amounts from our measures of segment performance. We believe our non-GAAP financial measures also facilitate the comparison by management and investors of results for current periods and guidance for future periods with results for past periods.

The following are descriptions of the items we exclude from our non-GAAP financial measures.

Share-based compensation expenses. These consist of non-cash expenses for stock options, restricted stock units and our Employee Stock Purchase Plan. When considering the impact of equity awards, we place greater emphasis on overall stockholder dilution rather than the accounting charges associated with those awards.

Amortization of acquired technology and amortization of other acquired intangible assets. When we acquire an entity, we are required by GAAP to record the fair values of the intangible assets of the entity and amortize them over their useful lives. Amortization of acquired technology in cost of revenue includes amortization of software and other technology assets of acquired entities. Amortization of other acquired intangible assets in operating expenses includes amortization of assets such as customer lists, covenants not to compete and trade names.

Goodwill and intangible asset impairment charges. We exclude from our non-GAAP financial measures non-cash charges to adjust the carrying values of goodwill and other acquired intangible assets to their estimated fair values.

Gains and losses on disposals of businesses and long-lived assets. We exclude from our non-GAAP financial measures gains and losses on disposals of businesses and long-lived assets because they are unrelated to our ongoing business operating results.

Professional fees for business combinations. We exclude from our non-GAAP financial measures the professional fees we incur to complete business combinations. These include investment banking, legal and accounting fees.

Gains and losses on debt and equity securities and other investments. We exclude from our non-GAAP financial measures gains and losses that we record when we sell or impair available-for-sale debt and equity securities and other investments.

Income tax effects and adjustments. In fiscal 2017 and the first quarter of fiscal 2018 we used a long-term non-GAAP tax rate for evaluating operating results and for planning, forecasting, and analyzing future periods. This long-term non-GAAP tax rate excluded the income tax effects of the non-GAAP pre-tax adjustments described above and eliminates the effects of non-recurring and period-specific items, which can vary in size and frequency. Based on our current long-term projections at that time, we used a long-term non-GAAP tax rate of 33%. This rate was consistent with the average of our normalized fiscal year tax rate over a four-year period that included the past three fiscal years plus the current fiscal year forecast.

In the second quarter of our fiscal 2018, we revised our estimated annual non-GAAP tax rate to reflect the change in the U.S. federal statutory rate, due to the 2017 Tax Cuts and Jobs Act (2017 Tax Act). The federal statutory rate change, to 21%, was effective January 1, 2018, and therefore, the change resulted in a blended U.S. federal statutory rate of 26.9% for our fiscal year 2018. In the fourth quarter of fiscal 2018, we adjusted our non-GAAP tax rate from 26.3% to 26.2% based on continued analysis of the impacts from the 2017 Tax Act. Because of the transitional impact of the 2017 Tax Act provisions, the fiscal 2018 non-GAAP tax rate is based on our current year results only, without reference to long-term forecasts. This non-GAAP tax rate excludes the income tax effects of the non-GAAP pre-tax adjustments described above and eliminates the effects of the non-recurring and period-specific items. We have applied this tax rate to year-to-date pre-tax income, after the elimination of the effects of the non-GAAP adjustments described above.

Operating results and gains and losses on the sale of discontinued operations. From time to time, we sell or otherwise dispose of selected operations as we adjust our portfolio of businesses to meet our strategic goals. In accordance with GAAP, we segregate the operating results of discontinued operations, as well as gains and losses on the sale of these discontinued operations, from continuing operations on our GAAP statements of operations, but continue to include them in GAAP net income or loss and net income or loss per share. We exclude these amounts from our non-GAAP financial measures.

INTUIT INC.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
TO MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES

(In millions, unaudited)	Fiscal Year Ended July 31, 2018	Fiscal Year Ended July 31, 2017
GAAP operating income	$ 1,497	$ 1,395
Amortization of acquired technology	15	12
Amortization of other acquired intangible assets	6	2
Professional fees for business combinations	2	–
Loss on sale of long-lived assets	79	–
Share-based compensation expense	382	326
Non-GAAP operating income	$ 1,981	$ 1,735
GAAP net income	$ 1,211	$ 971
Amortization of acquired technology	15	12
Amortization of other acquired intangible assets	6	2
Professional fees for business combinations	2	–
Loss on sale of long-lived assets	79	–
Share-based compensation expense	382	326
Net loss on debt securities and other investments	6	9
Other income from divested businesses	(8)	–
2017 Tax Act	43	–
Income tax effects and adjustments	(271)	(170)
Non-GAAP net income	$ 1,465	$ 1,150
GAAP diluted net income per share	$ 4.64	$ 3.72
Amortization of acquired technology	0.06	0.05
Amortization of other acquired intangible assets	0.02	0.01
Professional fees for business combinations	0.01	–
Loss on sale of long-lived assets	0.30	–
Share-based compensation expense	1.46	1.25
Net loss on debt securities and other investments	0.02	0.03
Other income from divested businesses	(0.03)	–
2017 Tax Act	0.17	–
Income tax effects and adjustments	(1.04)	(0.65)
Non-GAAP diluted net income per share	$ 5.61	$ 4.41
Shares used in diluted per share calculations	261	261

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Corporate Social Responsibility **Highlights**



PEOPLE

We believe the ability to power prosperity starts with having a world-class company culture with the world's top talent. We strive to foster a culture where all employees are empowered and challenged to do the best work of their lives.

99.4¢
Average earnings by women in the U.S. for every $1 that men earn (as of 2018)

Ranking #4
For America's Best Employer for Diversity by *Forbes* in 2018

36,000
Hours volunteered by Intuit employees with charities around the world in fiscal 2018



PRODUCT

We serve approximately 50 million consumers, small businesses, and the self-employed around the world. We believe our products and services have the power to transform financial lives for the better. That's why we provide our products and expertise to help build greater financial capabilities, especially for those who need them most. In fiscal 2018:

126,000
Nonprofit recipients of QuickBooks product donations in the U.S. and Canada

2.3M
Copies of federal and state TurboTax software donated to lower-income taxpayers

$68M
Total value of product donations



PLANET

Our mission to power prosperity around the world drives our commitment to being a good corporate citizen and making the world a better place by protecting our environment.

 **Goal 50%**

All Operations
Reduce our carbon footprint throughout all operations by 50% by 2025 (compared to 2012)

 **Goal 100%**

Renewable Energy
Use 100% renewable energy by 2030

 **Goal 90%**

Waste Reduction
Divert 90% of our waste by 2020

To learn more about our corporate social responsibility efforts, including actual progress with respect to these goals, please go to: https://www.intuit.com/company/social-responsibility/

Powering Prosperity Around the World

Corporate Headquarters

2700 Coast Ave.
Mountain View, CA 94043

650.944.6000
www.intuit.com



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